Exhibit 16.5

PRO FORMA VALUATION APPRAISAL REPORT

OF

AMALGAMATED CASUALTY INSURANCE COMPANY

AS OF DECEMBER 30, 2020

4 Tower Bridge  •  200 Barr Harbor Drive  •  Suite 300  •  West Conshohocken  •  PA 19428-2979

phone (610) 832-1212  •  toll free (800) 883-1212  •  fax (610) 832-5301

www.boenninginc.com  •  Member FINRA/ SIPC

December 30, 2020

Board of Trustees

Amalgamated Casualty Insurance Company

8401 Connecticut Avenue, Suite #105

Chevy Chase, MD 20815

Members of the Board:

At your request, Boenning & Scattergood Inc. (“Boenning”) completed and hereby provides an independent appraisal (the “Appraisal”) as of December 30, 2020, of the estimated consolidated pro forma market value (“Appraised Value”) of Amalgamated Casualty Insurance Company (“Amalgamated”, “ACIC” or the “Company”), a mutual insurance company. This Appraisal is furnished pursuant to the Company’s draft of its plan of conversion included as Exhibit XV (the “Plan”), and the transaction described below (the “Offering”). The Plan is not the final version and is subject to change. Please note that all terms not defined explicitly in this document are defined in Article 2 of the Plan.

Because the Plan provides for the conversion of Amalgamated Casualty Insurance Company, a mutual insurance company organized under the laws of District of Columbia from a mutual insurance company into a stock insurance company (the “Conversion”), the Plan must be approved by the Commissioner and a majority of votes cast by Eligible Members pursuant to Sections 31–903 and 31–904, respectively within Chapter 9 of Title 31 of the District of Columbia Official Code (the “Demutualization Act”). Accordingly, and in order to ensure that this Plan is fair to Eligible Members of ACIC, the estimated consolidated Appraised Value of the Company shall be determined by an independent valuation expert and shall represent the aggregate price of Common Stock. Per the Demutualization Act, the Appraised Value may be the value or range of values that is estimated to be necessary to attract full subscription for shares in the Offering.

In addition, as you requested, Boenning completed and hereby provides its view as to the value of the individual Subscription Rights granted to policyholders as defined in the Plan in connection with potential repurchases of such individual Subscription Rights from the policyholders receiving such grants.

The Plan of Conversion

Under the Plan, the Company will convert from a mutual insurance company into a stock insurance company and issue new shares of common stock to the holding company, Amalgamated Specialty Group Holdings, Inc. (“ASGH”) which will become the sole shareholder of ACIC, as authorized by the Demutualization Act. ASGH will issue shares of Common Stock to Persons whose subscriptions and orders were accepted in the Offering including those of Eligible Members who will all receive Subscription Rights to purchase shares of Common Stock of ASGH in exchange for the extinguishment of their Membership Interests in ACIC. Subscription Rights in the Offering will be distributed by ASGH to the Participants based on the following priorities:

•

Eligible Members: Any person who is the owner of an in-force policy of insurance issued by Amalgamated Casualty Insurance Company (“Member”) and who is a Member on the date of the adoption of the Plan (“Eligibility Record Date”) (“Eligible Member”). Each Eligible Member shall receive, without payment, nontransferable Subscription Rights to purchase up to 100,000 shares of Common Stock in the Subscription Offering; provided, however, that the maximum number of shares that may be purchased by Eligible Members in the aggregate shall be equal to the Maximum of the Valuation Range divided by the Purchase Price.

•

Employee Stock Ownership Program (“ESOP”): The ESOP shall receive, without payment and without repurchase or redemption rights, nontransferable Subscription Rights to purchase at the Purchase Price a number of shares of Common Stock equal to nine and nine-tenths percent (9.9%) of the total number of shares of Common Stock to be issued in the Offering as set forth in Section 5.03 of the Plan. An oversubscription by Eligible Members shall not reduce the number of shares of Common Stock that may be purchased by the ESOP.

•

Directors, Officers, and Employees of ACIC: Each director, Officer, and Employee of ACIC shall receive, without payment and without repurchase or redemption rights, nontransferable Subscription Rights to purchase up to 100,000 shares of Common Stock in the Offering.

•	The plan also describes limitations on Subscriptions Rights and provisions for redemption of Subscription Rights as follows:

•

Limitations on Subscription Rights: Subscription rights granted under the Plan will be nontransferable, nonnegotiable personal rights to subscribe for and purchase shares of Common Stock at the Purchase Price. Subscription Rights under the Plan will be granted without payment, but subject to all the terms, conditions and limitations of the Plan. Any Person purchasing Common Stock in the Offering will be deemed to represent and affirm to ASGH and ACIC that such Person is purchasing for his or her own account and not on behalf of any other Person.

•

Redemption of Subscription Rights: Each Eligible Member shall have the right to require the Company to redeem all, but not less than all, of the Subscription Rights granted to them for cash at a redemption price equal to the Subscription Right Value. Any Eligible Member who elects to have the Company redeem the Subscription Rights shall not have exercised, and shall not have the right to exercise, such Subscription Rights. Any Eligible Member who fails to exercise the Subscription Rights granted to them shall be deemed to have elected to have the Company redeem all of the Subscription Rights granted to them. Any Eligible Member who elects or is deemed to have elected their Subscription Rights redeemed shall not be permitted to purchase shares of Common Stock in the Offering. The Subscription Right Value will be determined by the Independent Appraiser as of the same date as the Appraised Value (December 30, 2020), and will be determined using the Black-Scholes option pricing model. The term of the Subscription Right is assumed to be 90 days. The redemption price for each Subscription Right will be paid by the Company or ASGH within 30 days after the Effective Date. For the avoidance of doubt, no recipient of a Subscription Right other than an Eligible Member can require the Company to redeem any of its Subscription Rights.

If less than the total number of shares of Common Stock offered by ASGH in connection with the Conversion are sold in the Subscription Offering, it is anticipated that remaining shares of Common Stock shall, if practicable, be sold by ASGH in the Public Offering. However, in the Public Offering, subject to the terms of any Stock Purchase Agreements, ASGH may accept, in its sole and absolute discretion, orders received from any Significant Purchasers before accepting orders from the general public.

It is our understanding that, from time to time, the Company has examined and considered many strategic alternatives including maintenance of the status quo, mergers with other mutual companies, expansion or acquisition of other lines of business or companies and the various forms of demutualization. According to the Plan, after careful study and consideration, Amalgamated concluded that the Subscription Rights method of demutualization that includes involvement by Significant Purchasers to ensure its successful completion, best suits the Company’s needs.

Boenning & Scattergood, Inc.

Boenning, as part of its investment banking business, is regularly engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. The background of Boenning is presented in Exhibit III. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company and the other parties engaged by the Company to assist in the Conversion.

Valuation Methodology

In preparing the Appraisal, we conducted an evaluation of the Company that included discussions with the Company’s management and various forms of financial analysis. We reviewed ACIC’s statutory financial statements audited by BSB LLC as of and for the years ended December 31, 2018 and December 31, 2019 and unaudited statutory financial statements for the nine months ended September 30, 2020, as well as unaudited, internally prepared GAAP financial statements for the year ended December 31, 2019 and for the nine months ended September 30, 2019 and September 30, 2020. Based on interactions with their external auditors, at the “as of” date of this Appraisal (December 30, 2020), management was highly confident that the GAAP financial statements provided for the year ended December 31, 2019 and nine months ended September 30, 2019 and September 30, 2020 would ultimately receive a clean audit opinion from Johnson Lambert LLP. Boenning assumed the audited financials would be the same as the internally prepared statements reviewed by Boenning and utilized in this Appraisal. Additionally, where appropriate, we considered information based on other available published sources that we believe are reliable. However, we cannot guarantee the accuracy and completeness of such information.

In preparing the Appraisal, we also reviewed and analyzed: (i) financial and operating information with respect to the business, operations, and prospects of the Company furnished to us by the Company; (ii) publicly available information concerning the Company that we believe to be relevant to our analysis; (iii) a comparison of the historical financial results and present financial condition of the Company with those of selected, publicly-traded insurance companies that we deemed relevant; and (iv) financial performance and market valuation data of certain publicly-traded insurance industry aggregates as provided by industry sources.

The Appraisal is based on the Company’s representation that the information contained in the Plan and additional information furnished to us by the Company and its independent auditors (BSB LLC for statutory audits) are truthful, accurate, and complete. We did not independently verify any of the financial statements and other information provided by the Company and its independent auditors, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the Company only as a going concern on a stand-alone basis and should not be considered an indication of the liquidation value of the Company.

We have investigated the competitive environment in which the Company operates and have assessed the Company’s strengths and weaknesses relative to guideline insurance companies. We have monitored material regulatory and legislative actions affecting financial institutions generally and, to the extent that we were aware of such matters, analyzed the potential impact of such developments on the Company and the industry as a whole. We have analyzed the potential effects of the Offering on the Company’s operating characteristics and financial performance as they relate to the Appraised Value of the Company. We have reviewed the economic characteristics of the industry in which the Company currently operates. We have compared the Company’s financial performance and condition with publicly traded insurance institutions evaluated and selected in accordance with valuation guidelines noted later in this report. We have reviewed conditions in the securities markets in general and the markets for insurance companies, and insurance holding companies.

Our Appraised Value is predicated on a continuation of the current operating environment for ACIC, and for all insurance companies and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for insurance companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may impact materially the value of insurance stocks as a whole or the Company’s value alone. To the extent that such factors can be foreseen, they have been factored into our analysis.

As more fully described in Section VI, Boenning utilized the Black-Scholes option pricing model to determine its view of the value, in connection with potential repurchases thereof from policyholders, of the individual Subscription Rights granted to policyholders as defined in the Plan.

Valuation Conclusion

It is our opinion that, as of December 30, 2020 (“Valuation Date”), the Appraised Value of the aggregate common shares outstanding immediately following the Offering is $26.6 million which is based on our evaluation of the Company’s operating characteristics and financial performance, our assessment of the how the Company compares to guideline companies, and other factors. The Appraised Value represents the midpoint of a range of $22.6 million to $30.6 million (“Valuation Range”). The Valuation Range was based upon a fifteen percent decrease from the midpoint to determine the minimum and a fifteen percent increase from the midpoint to determine the maximum. Exhibits XII and XIII show the assumptions and calculations utilized in determining the Valuation Range. Boenning’s use of a range is requested under the Plan, normal and customary in independent appraisals, and consistent with our experience in other similar and precedent transactions. Boenning utilized the valuation standard of freely traded minority interest.

In addition, it is Boenning’s view, as of the date of this report and in accordance with the factual and other assumptions and conditions set forth herein, that the value of the individual Subscription Rights granted to policyholders as defined in the Plan is $0.89 per right.

Limiting Factors and Considerations

Our Appraisal is not intended, and must not be construed to be, a recommendation of any kind as to the advisability of: (i) participating in the Offering, (ii) exercising or not exercising subscription rights, and/or (iii) electing to redeem such subscription rights for cash. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, and estimates and projections may be affected by the impact of any epidemic, pandemic, hurricane or other significant weather event or natural occurrence, war (declared or otherwise), insurrection, terrorism, travel restriction, act of God or other circumstance, foreseen or unforeseen (“Force Majeure”), no assurance can be given that Persons who purchase shares of stock in the Offering will thereafter be able to sell such shares, at prices related to the foregoing Appraised Value or otherwise. The Appraisal reflects only the Valuation Range as of the Valuation Date for the Appraised Value of the Company immediately upon issuance of the stock and grant of subscription rights, and does not take into account any trading activity with respect to the purchase and sale of Common Stock in the secondary market on the date of issuance of such securities or at any time thereafter following the completion of the Offering, any change in conditions (including, without limitation, following the grant of subscription rights), or any Force Majeure. Any report prepared by Boenning shall not be used as an offer or solicitation with respect to the purchase or sale of any securities or the exercise or redemption of subscription rights. Boenning has made no recommendation regarding the merits of the decision of whether to proceed with the Offering or to take any other actions in connection therewith. The results of our Appraisal are but one of the many factors the Company’s Board of Trustees (“Board”) should consider in making its decision. The Company has assured Boenning that it has relied on its own counsel, accountants and other experts for legal, accounting, tax and similar professional advice.

The Appraised Value and Valuation Range reported herein may be updated at the request of the Company or discretion of Boenning as appropriate. These updates may consider, among other factors, any developments or changes in the Company’s operating performance, financial condition, or management policies, and current conditions in the securities markets for insurance company common stocks. Should any such new developments or changes be material, in our opinion, to the Appraised Value, occur in sufficient time for adjustments to be made given the overall timeline for the Offering, and if the Company engages Boenning to do so, appropriate adjustments (if any) will be made to the Valuation Range. Boenning is not otherwise obligated to provide any such adjustments and assumes no liability in connection with such adjustments, whether or not it is engaged to perform them.

Respectfully submitted,

BOENNING & SCATTERGOOD, INC.

TABLE OF CONTENTS

Chapters
I.	Introduction	10
II.	Business Overview of Amalgamated Casualty Insurance Company	14
III.	Industry Overview	36
IV.	Valuation Methodologies	40
V.	Market Value Adjustments	51
VI.	Subscription Rights Valuation	64

Exhibits
I.	Statement of General Assumptions and Limiting Conditions
II.	Certification
III.	Appraiser’s Background
IV.	ACIC Historical Balance Sheet – Statutory Basis
V.	ACIC Historical Statement of Operations – Statutory Basis
VI.	ACIC Historical Balance Sheet Common Size Analysis – Statutory Basis
VII.	ACIC Historical Statement of Operations Common Size Analysis – Statutory Basis
VIII.	ACIC Historical Balance Sheet Growth Analysis – Statutory Basis
IX.	ACIC Historical Statement of Operations Growth Analysis – Statutory Basis
X.	ACIC Historical Balance Sheet – GAAP Basis
XI.	ACIC Historical Statement of Operations – GAAP Basis
XII.	Pro Forma Assumptions for Conversion Valuation
XIII.	Pro Forma Conversion Valuation Range
XIV.	Adjusted Closing Price of Guideline Companies
XV.	Draft Plan of Conversion

I.	Introduction

At the request of Amalgamated’s Board of Trustees (“Board”), Boenning & Scattergood Inc. (“Boenning”) completed and hereby provides an independent appraisal (the “Appraisal”) as of December 30, 2020, of the estimated consolidated pro forma market value (“Appraised Value”) of Amalgamated Casualty Insurance Company, a mutual insurance company (“Amalgamated”, “ACIC” or the “Company”). This Appraisal is furnished pursuant to the Company’s draft of its plan of conversion included as Exhibit XV (the “Plan”). Under the Plan, ACIC will convert from a mutual insurance company into a stock insurance company and become a wholly owned subsidiary of ASGH who will issue shares in the Offering. Because the Plan involves the Conversion of ACIC from mutual to stock form, the Plan must be approved by the Commissioner and a majority of votes cast by Eligible Members pursuant to Sections 31–903 and 31–904, respectively within Chapter 9 of Title 31 of the District of Columbia Official Code (the “Demutualization Act”).

The estimated Appraised Value of the converted stock company shall be based upon an independent evaluation by a qualified person. Furthermore, Section Chapter 9 of Title 31 permits such Appraised Value to be the value that is estimated to be necessary to attract full subscription for the shares as indicated by the independent evaluation. The Plan addresses this requirement by requesting that the independent appraiser determine a Valuation Range to be based on the Appraised Value. For the purpose of this Appraisal, the use of “midpoint” shall have the same meaning as Appraised Value as it relates to the requirement under Chapter 9 of Title 31. Accordingly, and in order to ensure that this Plan is fair to Members of ACIC, the estimated consolidated Appraised Value of the Company shall be determined by an independent valuation expert and shall represent the aggregate price of Common Stock. Furthermore, per the Demutualization Act, the Appraised Value may be the value that is estimated to be necessary to attract full subscription for the shares of Common Stock offered for sale in the Offering.

Boenning, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. The background of Boenning is presented in Exhibit III. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company and the other parties engaged by the Company to assist in the Conversion. In preparing the Appraisal, we conducted an evaluation of the Company that included discussions with the Company’s management and various forms of financial analysis. We reviewed ACIC’s statutory financial statements audited by BSB LLC as of and for the years ended December 31, 2018 and December 31, 2019 and unaudited statutory financial statements for the nine months ended September 30, 2020, as well as unaudited, internally prepared GAAP financial statements for the year ended December 31, 2019 and for the nine months ended September 30, 2019 and September 30, 2020. Based on interactions with their external auditors, at the “as of” date of this Appraisal (December 30, 2020), management was highly confident that the GAAP financial statements provided for the year ended December 31, 2019 and nine months ended September 30, 2019 and September 30, 2020 would ultimately receive a clean audit opinion from Johnson Lambert LLP. Boenning assumed the audited financials would be the same as the internally prepared statements reviewed by Boenning and utilized in this Appraisal. Additionally, where appropriate, we considered information based on other available published sources that we believe are reliable. However, we cannot guarantee the accuracy and completeness of such information.

In preparing the Appraisal, we also reviewed and analyzed: (i) financial and operating information with respect to the business, operations, and prospects of the Company furnished to us by the Company; (ii) publicly available information concerning the Company that we believe to be relevant to our analysis; (iii) a comparison of the historical financial results and present financial condition of the Company with those of selected, publicly-traded insurance companies that we deemed relevant; and (iv) financial performance and market valuation data of certain publicly-traded insurance industry aggregates as provided by industry sources.

The Appraisal is based on the Company’s representation that the information contained in the Plan and additional information furnished to us by the Company and its independent auditor are truthful, accurate, and complete. We did not independently verify any of the financial statements and other information provided by the Company and its independent auditor, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the Company only as a going concern on a stand-alone basis and should not be considered as an indication of the liquidation value of the Company.

In determining our estimate of the Appraised Value of the Company, we utilized the guideline market valuation approach. The guideline market valuation approach arrives at a market value by reviewing the relevant market pricing characteristics of the common stock of deemed guideline companies that are publicly traded. In utilizing this valuation approach, we selected a group of publicly traded insurance companies based on criteria discussed later in the Appraisal that we believe investors potentially would use to compare the Company to its peers. We also considered relative market value adjustments to derive the Appraised Value based on quantitative and qualitative comparisons of the Company with the selected group of publicly traded companies.

Our Appraisal is not intended, and must not be construed to be, a recommendation of any kind as to the advisability of: (i) participating in the Offering, (ii) exercising or not exercising subscription rights, and/or (iii) electing to redeem such subscription rights for cash. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, and estimates and projections may be affected by the impact of any epidemic, pandemic, hurricane or other significant weather event or natural occurrence, war (declared or otherwise), insurrection, terrorism, travel restriction, act of God or other circumstance, foreseen or unforeseen (“Force Majeure”), no assurance can be given that Persons who purchase shares of stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing Appraised Value or otherwise. The Appraisal reflects only the Valuation Range as of the Valuation Date for the Appraised Value of the Company immediately upon issuance of the stock and grant of subscription rights, and does not take into account any trading activity with respect to the purchase and sale of Common Stock in the secondary market on the date of issuance of such securities or at any time thereafter following the completion of the Offering, any change in conditions (including, without limitation, following the grant of subscription rights), or any Force Majeure. Any report prepared by Boenning shall not be used as an offer or solicitation with respect to the purchase or sale of any securities or the exercise or redemption of subscription rights. Boenning has made no recommendation regarding the merits of the decision of whether to proceed with the Offering or to take any other actions in connection therewith. The results of our Appraisal are but one of the many factors the Company’s Board should consider in making its decision. The Company has assured Boenning that it has relied on its own counsel, accountants and other experts for legal, accounting, tax and similar professional advice.

Boenning has made no recommendation regarding the merits of the decision to proceed or not to proceed with the Offering. The results of our Appraisal are but one of the many factors the Company’s Board should consider in making its decision. The Company has assured Boenning that it has relied on its own counsel, accountants and other experts for legal, accounting, tax and similar professional advice.

The Valuation Range reported herein, which is calculated as 15% above the midpoint and 15% below the midpoint, may be updated at the request of the Company or discretion of Boenning as appropriate. These updates may consider, among other factors, any developments or changes in the Company’s operating performance, financial condition, or management policies, and current conditions in the securities markets for insurance company Common Stocks. Should any such new developments or changes be material, in our opinion, to the Appraised Value, occur in sufficient time for adjustments to be made given the overall timeline for the transaction, and if the Company engages Boenning to do so, appropriate adjustments (if any) will be made to the Valuation Range. Boenning is not otherwise obligated to provide any such adjustments and assumes no liability in connection with such adjustments, whether or not it is engaged to perform them.

II.	Business Overview of Amalgamated Casualty Insurance Company

General Overview

ACIC has been focused on providing insurance coverage to specialty transportation businesses since its founding in 1938. The Company currently holds a financial strength rating (“FSR”) of B++ from AM Best (downgraded in December 2019 due to underwriting struggles). On a GAAP basis, ACIC had total assets of $88.6 million and total equity of $39.3 million for the quarter ended September 30, 2020 and $7.2 million in net written premiums and $2.0 million in net income for the last twelve months ended September 30, 2020. The Company’s product suite includes liability, physical damage, and related insurance coverages for the following:

•	Livery Programs: Taxicabs and Sedans;

•	Custom Programs: Golf Carts and School Vans; and

•	Programs for Package Delivery and Courier (beginning to be implemented).

In recent years, the Company has expanded operations beyond the Washington DC metropolitan area and is now authorized to write business in more than 30 states. During 2019, the Company wrote premiums in the District of Columbia and 17 states, including Florida, Georgia, Indiana, Kentucky, Maryland, Minnesota, Mississippi, Missouri, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington, and Wisconsin.

In addition to geographic expansion and as a result of the continued underwriting losses and subsequent strain on capital, the Company decided to put together an accelerated turnaround program. The Company exited unprofitable and non-core segments, including 1) Non-Emergency Medical Transportation, 2) all vehicle classes in underperforming states (FL, KY, GA, MS), and 3) higher limit policies in TX. ACIC is now focused on taxi and sedan business in states that have healthy claim environments, and where the Company has had demonstrated underwriting success in the past. In addition to de-risking and simplifying its book of business by putting unprofitable segments into run-off, ACIC also restructured its excess of loss (“XOL”) reinsurance program and reduced run-rate fixed costs by reducing utilization of outside claims services, reducing full-time employee headcount, and lowering salary and incentive compensation. The Company indicated that the changes noted above are improving financial results, with profits in each of the last four quarters on a statutory basis.

Over the past eighteen months, the Company has re-focused the business, improved analytics, enhanced data capturing, improved loss controls, and tightened underwriting standards. The taxi vehicle class, which accounts for roughly 80% of ACIC’s premium levels, has been under pressure for several years due to competition from ride sharing companies (Lyft, Uber), and COVID-19 has stressed this further, evidenced by in-force premiums declining approximately 33.3% to $7.8 million from February to September on a statutory basis.

Geographic Footprint

The Company currently writes premiums in the District of Columbia and 17 other states, including Florida, Georgia, Indiana, Kentucky, Maryland, Minnesota, Mississippi, Missouri, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington, and Wisconsin. The Company is also in the process of obtaining approvals to write business in 11 additional states.

Figures reflect statutory data. Source: S&P Global Market Intelligence

The Company has been steadily decreasing its reliance on the Mid-Atlantic to drive performance in recent years, evidenced by the Mid-Atlantic accounting for 66.2% of direct premiums written on a statutory basis in 2015 and 20.9% as of Q3’20 LTM. The Midwest accounted for 0.6% of total direct premiums written on a statutory basis in 2015 but grew to 29.8% by Q3’20 LTM. Additionally, the Company’s business in the West began in 2018 at 1.1% of direct premiums written on a statutory basis and has grown to 4.2% as of Q3’20 LTM.

Figures reflect statutory data for 9/30/2020. Source: S&P Global Market Intelligence

In six of the last ten years, Amalgamated has produced underwriting losses on a statutory basis. Due to the strain these underwriting loses have placed on the Company’s capital position, the Company is re-focusing its underwriting efforts in states that exhibit less risk. The Company has ranked the U.S. market into quintiles based on relative risk characteristics, primarily the historical loss ratio for the commercial auto line.

Figures reflect statutory data for the year-ended December 31, 2019. Source: S&P Global Market Intelligence.

The Company anticipates that it will migrate the profile of the business to focus its growth towards Tier 1 to Tier 3 States. The Company has classified the Tier levels as the following:

•	Tier 1: AK, DC, HI, KS, ME, ND, NH, NM, SD, VT

•	Tier 2: AR, ID, MA, MD, MI, MT, OH, OK, WI

•	Tier 3: CT, IL, KY, MN, MS, PA, TN, VA, WA, WV

•	Tier 4: AZ, CO, DE, IA, IN, NC, NE, OR, RI, SC, UT, WY

•	Tier 5: AL, CA, FL, GA, LA, MO, NJ, NV, NY, TX

ACIC Product Offerings

Since 1938, ACIC has been focused on writing specialty property & casualty insurance lines for its policyholders. ACIC offers a full range of insurance products such as liability, physical damage, and related insurance coverages for taxicabs, sedans, golf carts, school vans and other commercial auto fleets. Additionally, the Company has started to offer insurance products for the package delivery and courier industry. The Company is currently developing product and underwriting plans for vehicle class expansion and has classified the commercial auto business into two segments: 1) Tools, where the vehicle is used as a tool in the overall business and 2) Business, where the vehicle is the primary business. ACIC’s current book of business is comprised entirely of vehicles that “are the business” such a taxicabs and sedans which have higher overall exposure, higher pricing per unit, higher premiums as a percentage of cost structure, greater sensitivity towards pricing, and lower bind to quote ratios. The Company will continue to write existing taxi and sedan business in its continuing operations where it can be profitable but does not anticipate that this segment will be a meaningful contributor towards future growth. ACIC’s business class segmentation is found below:

(1)	Risk Group based on calculation of combined rating factor (using factors for multiple coverages) by unique business class. Derived based on analysis of rate and rule filings made by Progressive.

In LTM Q3’20, approximately 90.2% of ACIC’s $7.5 million in direct premiums written on a statutory basis were concentrated within the commercial auto line of business.

Marketing and Distribution

The Company writes substantially all of its commercial auto business through its affiliated agency, American Risk Management (“ARM”), a licensed property and casualty insurance producer that serves as the Company’s “controlling producer” and, in late 2020, began doing business as Amalgamated Risk Services (“ARS”). ARS and its predecessor entities have continuously operated since 1938 and have historically specialized in the niche commercial auto segment. ARS has two distinct but complimentary operating segments: (1) Retail Operations (where ARS solicits customers directly) and (2) Brokerage Operations (where ARS works with other retail distribution partners). ARS is owned by MCW Holdings, Inc. (“MCW”), the ultimate controlling person in Amalgamated’s holding company system. Through a non-exclusive agency agreement, ARS is authorized to solicit business, issue policies, and collect premiums for remittance to ACIC. ARS receives commissions in the amount of 18.3% of premiums for performing these services. Additionally, ACIC and ARS have a cost-sharing agreement whereby ARS operates within the offices of the Company and uses one of the Company’s employees to assist in performing its agency function. ARS reimburses the Company for rent and 10% of certain shared resources, office expenses, and personnel.

For Q3’20 LTM, ARS produced substantially all of the Company’s total direct written premiums on a statutory basis. Of this, ARS produced approximately 21.2% of total direct written premiums on a statutory basis directly through its Retail Operations. The balance, or approximately 79.8% of total direct written premiums on a statutory basis, were produced through ARS’s Brokerage Operations. Including ARS’s Retail Operations, the ten highest producing agents all exceeded $200 thousand in premiums and represented 79.2% of the Company’s total premiums. The balance of the premiums was written by 26 agents in this period.

Top 10 Agents by Direct Written Premium - Q3’20 LTM	Direct Premiums Written ($)	Direct Premiums Written (%)
American Risk Management, Inc.	1,492,027	20.0
Venture Specialty Ins.	1,152,871	15.4
United Insurance And Financial Services, Inc.	832,029	11.1
Twin City Group	760,890	10.2
Raza Insurance Agency, Inc. DBA Washington Insurance Group	372,064	5.0
Flyer Insurance Agency, Ltd.	287,228	3.8
American Agency, Inc.	280,638	3.8
Propel Insurance Agency, LLC DBA Propel Insurance	261,147	3.5
Robertson Ryan & Associates, Inc.	238,581	3.2
DeWitt Insurance, Inc.	215,257	2.9

Figures reflect statutory data. Note: Financial information shown on a statutory basis

The Company’s continuing operations had $7.8 million of in-force premium on a statutory basis as of October 28, 2020, representing a 33.3% decline from February 29, 2020, driven by the effect the Covid-19 pandemic had on the need for commercial auto insurance policies. Over the long-term, the Company’s core taxi and sedan policyholders face significant competition from ride-sharing services.

Competitors

The P&C insurance industry is a mature industry that has been in a consolidation and transition phase. In general, many of the Company’s principal competitors are larger and more established, with higher capital and surplus and higher financial strength ratings than those of Amalgamated. The company historically viewed the following firms as its principal competitors: Progressive Corporation, National Indemnity Company, Northland Insurance Company, Lancer Insurance Company, and Atlas Financial Holdings, Inc. Brief descriptions of these companies are included below.

1 Reflects statutory financial metrics as of October 28, 2020.

•

Progressive Insurance Corporation: Progressive provides personal and commercial auto insurance, residential property insurance, and other specialty P&C insurance in the United States. Its Personal Lines segment writes insurance for auto, recreational, and other vehicles, while the company’s Commercial Lines segment provides auto-related primary liability coverage and physical damage and business-related general liability and property coverage for autos, vans, and various types of trucks for business purposes.

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Atlas Financial Holdings, Inc.: Atlas engages in the generating, underwriting, and servicing of commercial automobile insurance throughout the United States. The company’s automobile insurance products provide insurance coverage in three primary areas, including liability, accident benefits, and physical damage. It focuses on the light commercial automobile sector, including taxi cabs, non-emergency paratransit, limousine, livery, and business autos. The company distributes its insurance products through a network of independent retail agents.

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National Indemnity Company: National Indemnity primarily offers commercial auto insurance coverage for business auto, commercial trucks and truckers, passenger transport, and various other specialty operations. Additionally, it provides general liability insurance, which includes coverage for construction, manufacturing and distribution, transportation, miscellaneous, and stores and rental operations, as well as installation, service, and repair operations.

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Northland Insurance Company: Northland provides property and casualty insurance products and services to the transportation industry and related businesses in United States. The company offers public auto insurance products for commercial trucks, athlete and entertainment buses, day care/social services and church vehicles, vans, limousines, and airport shuttle operations, and various other specialty coverages that engage in transporting people or goods. It also offers insurance coverage services, including auto liability, collision, comprehensive or specified perils, cargo, general liability, rental reimbursement, medical payments, personal injury protection, uninsured/underinsured motorists, electronic equipment, roadside, and financed value coverage services.

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Lancer Insurance Company: Lancer offers insurance products and services for the auto rental, commercial auto and garage, commercial driving school, commercial explosive, commercial property and liability, limousine, long haul trucking, and vanpool/motorcoach, school bus, and transit bus sectors. The company also operates as an event transportation specialist that engages in chartering deluxe motor coaches, school buses, mini-buses, mid-size coaches, and executive and sleeper coaches, as well as other specialty vehicles such as trolleys and party buses in North America.

AM Best Rating

AM Best is a widely recognized rating agency dedicated to the insurance industry. AM Best provides ratings known as the Financial Strength Rating (“FSR”) and Long-Term Issuer Credit Rating (“ICR”) which rate the financial health of insurance companies. The FSR is defined as an independent opinion of an issuer’s financial strength and ability to meet its ongoing insurance policy and contract obligations. The ICR is defined as an independent opinion of an entity’s ability to meet its ongoing senior financial obligations. This rating is assigned to insurance companies and related holding companies and other legal entities authorized to issue financial obligations. The assigned ratings are derived from an in-depth evaluation and analysis of a company’s balance sheet strength, operating performance, and business profile. The FSR scale is comprised of 13 individual ratings grouped into 7 categories. The ICR scale for an insurance company is comprised of 21 individual ratings grouped into 9 categories.

AM Best currently assigns an FSR of B++ (Good) and an ICR of bbb (Good) to ACIC as of the latest revision date of December 17, 2019. The ratings reflect ACIC’s balance sheet strength, which AM Best categorizes as very strong, as well as its marginal operating performance, limited business profile, and marginal enterprise risk management (ERM). The ICR of bbb reflects a downgrade due to the deterioration in the Company’s underwriting performance after the increase in non-core businesses such as non-emergency medical transport and in states with mandatory higher limits. Regarding ACIC’s growth initiative, AM Best writes:

“The overall growth initiative has not been profitable, with underwriting losses reported in each of the most-recent four years and through the first nine months of 2019. The company has taken steps to improve results through nonrenewals, rate increases and reducing fixed expenses by approximately 30%. In addition, unprofitable classes of business have been placed into run-off with the company returning its focus to its core taxi and sedan book of business, which was historically profitable. Nevertheless, overall operating performance in recent years remains below management’s and AM Best’s expectations.”

The stable outlook for the Company’s FSR and ICR ratings reflect AM Best’s assessment that ACIC continues to maintain a strong balance sheet and that it expects an improvement in underwriting results in the intermediate term. AM Best’s ratings may be an important factor affecting the Company’s ability to attract new business and financing.

Operating Performance History

Amalgamated’s operating performance is influenced by factors affecting the general P&C insurance industry as well as specific issues related to the Company’s business strategy. The performance of the P&C insurance industry is subject to significant variations due to fluctuations in the financial markets, interest rates, general economic conditions, and other factors.

Amalgamated’s business has not been profitable in recent history, with statutory underwriting losses reported in each of the last five years, and net losses in three of the last five years (2017 through 2019), driven primarily by elevated frequency and severity levels. During this period, ACIC’s loss ratio has increased meaningfully, resulting in combined ratios above 100% in four of the past five years on a statutory basis. The underwriting losses ultimately had a negative effect on the Company’s capital position, with capital and surplus declining from $42.8 million on a statutory basis in 2016 to $35.2 million in 2019. While the Company improved its performance and produced both underwriting profit and net income in the twelve months ended September 30, 2020 on a GAAP and statutory basis, the period’s significantly lower loss experience was driven primarily by the decline in driving resulting from the Covid-19 pandemic.

ACIC’s direct premiums written grew between 2013 and 2017 to a peak of $14.0 million on a statutory basis as it expanded its geographic presence outside of its core presence in Washington DC, Maryland, and Virginia and entered the Non-Emergency Medical Transport (“NEMT”) business. Since that time, the Company’s direct premiums written have declined by over 20% to $7.5 million in Q3’20 LTM on a statutory basis, driven by its exit from non-core markets and insurance lines, and the Covid-19 pandemic. The pandemic has especially affected the taxi vehicle class, which accounts for approximately 80% of ACIC’s premium volume on a statutory basis.

Source: S&P Global Market Intelligence; ACIC Statutory Financials

The Company’s 5-year average statutory loss ratio from 2015 to 2019 of 87.5% has been driven by its entry into to non-core markets and unprofitable insurance lines such as the NEMT segment as well as the soft pricing in the markets in which it competes dictated by larger players such as Atlas, Northland, National Indemnity Company, Lancer, and Progressive.

In addition to elevated loss levels, ACIC’s expense ratio has also experienced a rise in recent years given the expense involved in its geographic expansion into new markets and insurance lines. The Company’s statutory expense ratio from 2015 to 2019 averaged 36.5%. The Company’s lack of scale also contributes to the higher expense ratio it achieves compared to the 5-year average for the aggregate of the commercial auto insurance industry of 28.7%. In 2019, ACIC’s statutory expense ratio of 43.5% was 58% higher than that of the aggregate of the commercial auto insurance industry of 27.5%.

As a result of the aforementioned factors, the Company’s statutory combined ratio has been above 100% in four of the past five years, with underwriting losses in each of the last five years. Amalgamated’s Q3’20 LTM statutory combined ratio of 104.1% was down significantly from 153.1% in Q3’19 LTM as a result of lower loss experience. The Company’s Q3’20 LTM statutory loss ratio of 42.3% represented a 28.5-point decrease from its next lowest loss ratio of 70.8% in 2016. Furthermore, the average statutory loss ratio from 2015–2019 measured 87.5%, indicating that if driving patterns return to normal, the loss ratio may again serve as a drag on underwriting profitability.

Source: S&P Global Market Intelligence; ACIC Statutory Financials

Source: S&P Global Market Intelligence; ACIC Statutory Financials

Source: S&P Global Market Intelligence; ACIC Statutory Financials and ACIC GAAP Financials

From 2010–2016, capital and surplus experienced yearly gains from favorable earnings, mostly driven by net investment income. Since 2016, ACIC’s elevated loss levels, shared with the rest of the commercial auto industry, have served as a drag on underwriting profitability and caused net losses from 2017–2019, ultimately affecting the Company’s capital levels. Q3’20 LTM earnings helped ACIC grow its surplus from previous year-end but was a result of abnormally low loss activity as a result of the Covid-19 pandemic.

In response to repeated historical losses, the Company has placed emphasis on focusing on the profitability of its current “light” public commercial auto insurance business and pursuing moderate growth in this line, adding other product lines which have exhibited meaningfully higher underwriting profits, and implementing the following initiatives to improve underwriting performance and enhance profitability:

•	Reviewing segment profitability (by state, country, vehicle type, policy size, fleet affiliation, vehicle ownership, and other characteristics);

•	Refining and articulating underwriting focus based on both internal and market data;

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The completion of the exit of the non-emergency medical transportation segment and the cessation of the writing of new or renewal business in certain markets where the Company has been unable to earn an acceptable return;

•	Utilizing a data-driven indexing system, which will allow ACIC to track how the overall weighted-average composition of the book is improving; and

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The reduction of recurring expenses in 2019 and performing line item evaluations of the Company’s underwriting expense structure to take advantage of opportunities to save costs without impacting service to policyholders adversely.

Source: S&P Global Market Intelligence; ACIC Statutory Financials

Reinsurance

ACIC has engaged in the following reinsurance agreements:

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80% of commercial automobile liability losses including those in excess of policy limits and extra contractual obligations occurring on or after January 26, 2015 through March 31, 2017 between $200,000 and $1,000,000 per occurrence per policy.

•	80% of commercial automobile liability losses occurring on or after April 1, 2017 through May 31, 2019 between $200,000 and $1,000,000 per occurrence per policy.

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95% of commercial automobile liability losses in excess of policy limits and extra contractual obligations occurring on or after January 1, 2017 through May 1, 2019 between $1,000,000 and $2,000,000 per occurrence per policy.

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Since April 1, 2017, when policy limits exceed $1,000,000, the Company has been purchasing reinsurance overage on a facultative basis to reinsure the commercial automobile liability losses in excess of $1,000,000. The Company purchased coverage in line with the subject policy limits of up to $4,000,000 in excess of $1,000,000 per occurrence, per policy.

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Reinsurance treaties covering 100% of commercial automobile liability losses including those in excess of policy limits and extra contractual obligations occurring on or after June 1, 2019 between $400,000 and $1,600,000 per occurrence per policy. Aggregate limits under these treaties are $6,000,000 for losses under $1,000,000 and $2,000,000 for losses in excess of $1,000,000.

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Reinsurance treaties covering 100% of commercial automobile liability losses including those in excess of policy limits and extra contractual obligations occurring on or after June 1, 2020 between $400,000 and $1,600,000 per occurrence per policy. Aggregate limits under these treaties are $6,000,000 for losses under $1,000,000 and $2,000,000 for losses in excess of $1,000,000.

Claims Reserving Methodology

Individual claims are based on the information available at the time a claim is reported. That information, along with historical perspective to the type of claim and previous settlements are used to determine proper value. ACIC’s claim review committee meets at least 3 times a year to review claims in excess of $100,000 and any unique claims for reserve adequacy and settlement options. The Company has contracted outside counsel which has handled most of its sizeable liability claims since 1993. Incurred but not reported (“IBNR”) has been determined through the use of historical loss ratios by line of business since 1995. This process is well accepted by ACIC’s external actuaries and allows ACIC to book appropriate reserve levels. The Company’s reserve levels as of September 30, 2020 were $14.7 million on a GAAP basis, down 17.9% from year end 2019. The Company has made recent efforts to enhance its claims department, including hiring senior staff with numerous years of claims experience, as well as implementing various efficiency measures including 1) vendor management in subrogation, salvage, SIU, legal bill review, medical bill review and photo claims handling, and 2) the creation and implementation of the Quality Assurance Program for claims adjusters. In 2019, the Company transitioned 100% of claims handling activities to in-house adjusters with experience in multiple venues and product lines. Under the new leadership in the claims department, cycle times have improved, and claims inventory has decreased. The claims department manages to a weekly “closure rate” of > 100% to ensure proactive handling and settling of claims with open claims down 57% since year-end 2018.

In addition to improving cycle times, the claims department has focused on reducing cost-leakage, process standardization and efficiency, and conservative case reporting. The Company believes that conservative case reserving should position itself for sustained favorable loss reserve development moving forward.

Investment Overview

The Company’s investment committee oversees the investment operations and has established an asset allocation strategy based on two categories of investments as described below:

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Group 1 Securities: Cash and cash equivalents, money-market funds, and rated credit instruments that are considered investment grade. These securities are typically shorter in maturity and are designed to generate low-risk income.

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Group 2 Securities: These securities are generally below investment grade bonds, non-rated bonds, and equity interests and are purchased with the goal of generating higher than average income or for capital appreciation. These are underwritten for each specific instrument and the risk associated with it. The Group 2 securities are well-researched internally and include thematic and special situation investments that are generally multi-obligor and well-collateralized. Equity investments are managed by external managers with a well-articulated, value-oriented investment strategy based on a longer than average targeted investment horizon.

As of September 30, 2020, ACIC’s GAAP consolidated investment portfolio had a book value of approximately $73.8 million and was comprised mainly of bonds at 43.3% of the portfolio and real-estate investments at 43.2% of the portfolio. The Company’s fixed-income portfolio totaled $33.3 million on September 30, 2020 and consisted primarily of municipal bonds, corporates, US agency securities, and other fixed income instruments. Given the Company’s preference for municipal and agency fixed income investments, approximately 97% of the portfolio was considered investment grade and the remainder is below-investment grade (or not rated). As of September 30, 2020, the fixed income book had an average maturity of 3.4 years. 45.2% of the Company’s fixed-income securities mature in 1 to 5 years, 27.3% mature in 5 to 10 years, 27.3% mature after 20 years and 0.1% are loan back securities. Liabilities are relatively short tailed in nature, and the Company has $3.7 million in cash & equivalents to provide even more liquidity in the event it needs to pay obligations as they come due. The balance of the investment portfolio consists of Common Stock and other invested assets, largely investments in partnerships (which have helped replace internally managed stocks). In recent years, Amalgamated has invested more in limited partnerships which has allowed the Company to maintain an allocation to stocks but avoid general market exposure by investing with active managers who can focus on more attractive areas in the market.

Figures reflect GAAP Financials.

ACIC has meaningfully underperformed the P&C Industry in net yield on invested assets historically, largely due to the composition of the Company’s investment portfolio (which has a heavier weighting towards shorter maturity municipal bonds, agency securities, and lower weightings towards equities). Management has indicated that the Company is very conservative regarding investment choices and has put less weighting towards high yield bonds and equities. This low investment risk profile helps mitigate unforeseen drops in capital & surplus levels, but serves as a drag on earnings.

Figures reflect statutory data. Source: S&P Global Market Intelligence

ACIC has a diversified bond portfolio with a blend of securities that favor shorter-term maturities, helping to mitigate overall risk. The Company’s strategy is to populate the fixed-income portfolio largely with “plain vanilla” bonds that help generate high-quality income. These are typically high-grade municipal, corporate, or mortgage-backed securities that are used to manage maturity risk. ACIC does not make specific underwriting decisions for individual securities. In addition to the higher quality fixed-income securities, the Company holds below-investment grade bonds that aim to generate higher than average income or help appreciate capital. For these securities, ACIC typically will underwrite the specific securities and the corresponding credit risk of the issuer.

Figures reflect statutory data. Source: S&P Global Market Intelligence

The Company owns an interest in three commercial real estate investments consisting of a women’s shelter, restaurant, and a mixed-use building totaling $31.9mm in book value as of September 30, 2020. These three non-traditional investments collectively comprise 43.2% of ACIC’s cash and investment portfolio and produced net losses of $254,121 in 2019 and $267,926 during Q3’20 LTM.

Consolidated Financial Position

The Company’s balance sheet has not grown materially in the past five years as the primary source of potential growth, profitable core underwriting operations, has been largely missing. Total GAAP assets were $88.6 million as of September 30, 2020, which represented a 2.5% decrease since year-end 2019. A majority of ACIC’s balance sheet resides within its investment portfolio, which totaled $73.8 million as of September 30, 2020 and was comprised largely of fixed income, real estate, and equity investments along with cash & equivalents. The Company’s liability profile largely consists of policy reserves, which measured $14.7 million as of September 30, 2020 and notes payable of $28.5 million. The notes payable consist of a mortgage that matures in 2036 and various commercial lines of credit. The Company’s GAAP equity of $39.3 million as of Q3’20 was relatively flat compared to 2018 and 2019, as underwriting struggles have served as a drag on earnings.

As noted elsewhere in the Appraisal, the Company has struggled to underwrite profitably, with statutory underwriting losses in each year between 2015 and 2019. Furthermore, the Company’s statutory expense ratio in 2018 and 2019 was elevated compared to historical years as it expanded its business both geographically and by line of business and implemented new initiatives. Earnings on a statutory basis have fluctuated over the past five years, with net income of $1.7 million in 2015 and $450 thousand in 2016 and net losses from 2017 through 2019.

Organizational Structure

The Company was incorporated as a mutual insurance company on August 2, 1938 in the District of Columbia with the mandate to provide insurance, reinsurance, and financial services to all customer-types across the United States. The Company is currently focused on providing commercial auto liability and physical damage coverage to taxicabs, sedans, and other vehicles for hire and has a long history of writing and managing this business. The Company writes substantially all of its commercial auto business through its affiliated agency, American Risk Management (“ARM”), a licensed property and casualty insurance producer that serves as the Company’s “controlling producer” and, in late 2020, began doing business as Amalgamated Risk Services (“ARS”). ARS and its predecessor entities have continuously operated since 1938 and have historically specialized in the niche commercial auto segment. ARS has two distinct but complimentary operating segments: (1) Retail Operations (where ARS solicits customers directly) and (2) Brokerage Operations (where ARS works with other retail distribution partners). ARS is owned by MCW Holdings, Inc. (“MCW”), which serves as the ultimate controlling person in the holding company system and has filed holding company registration statements (Form B) with the DISB since 2011. MCW is majority-owned by Patrick Bracewell, the Company’s Chairman & President.

Source: Company Filings

Senior executives at ACIC include:

Patrick Joseph Bracewell, Chairman & President

Mr. Patrick Joseph Bracewell serves as Chairman and Chief Executive Officer of MCW Holdings, Inc. and Chairman & President of Amalgamated Casualty Insurance Company. Previously, Mr. Bracewell worked at Friedman, Billings, Ramsey & Co. Inc. in their insurance investment banking department in Washington, DC and London. At FBR, Mr. Bracewell provided advisory services to insurers, reinsurers, and insurance distribution businesses. In addition to advisory services, he helped those financial services companies with raising capital. FBR was consistently ranked as the top equity underwriter and M&A advisor for small-to-mid sized insurance companies during his tenure there. Mr. Bracewell received a Bachelor of Arts from Bowdoin College.

Daniel Patrick McFadden, Vice President of Finance

Mr. Daniel Patrick McFadden serves as Vice President of Amalgamated Casualty Insurance Company. Mr. McFadden joined the Company as Controller in October 2017. Prior to joining the Company, he was the Controller and Director of Finance at Maskin Management Corporation, a subsidiary of AIG. Additionally, he served as Vice President of Accounting at Global Indemnity, Ltd., a specialty commercial property & casualty insurance group. Mr. McFadden is a licensed Certified Public Accountant (CPA) in the Commonwealth of Pennsylvania and a Certified Property Casualty Underwriter (CPCU).

Brian Thomas Mancino, Vice President of Underwriting

Mr. Brian Thomas Mancino serves as Vice President of Underwriting as well Secretary of Amalgamated Casualty Insurance Company. Since joining the Company in 2013, Mr. Mancino has held various roles within the organization, including Vice President of Corporate Development and Analytics. He is currently responsible for overseeing the Company’s underwriting department, establishing underwriting guidelines, and managing the Company’s investment-grade fixed-income portfolio. Prior to joining the Company, Mr. Mancino was an analyst at Ramsey Asset Management LLC.

Michael McColley, Vice President of Claims

Mr. McColley was appointed Vice President of Claims in 2019 and has 29 years of claims experience, through both claims management and quality assurance audits across multiple lines of business across 50 states. Prior to joining the Company, Mr. McColley served as Associate Director of Claims for Nationwide Mutual Insurance Company, where he managed the bodily injury and litigation claims of the Mid-Atlantic region.

Reasons for the Offering

The Board is unanimously in favor of moving forward with the Offering and believes that it will provide significant strategic and financial benefits to the Company. The principal purpose of the Conversion is to enhance ACIC’s capital position and strategic and financial flexibility, with the Offering estimated to generate net proceeds that will put ACIC’s capital & surplus level above $50 million. The Board believes that the additional capital resulting from the Conversion should: (i) sustain and enhance ACIC’s ability to write specialty transportation insurance currently written by ACIC, (ii) support organic growth and diversification initiatives, and (iii) enable ASGH to attract institutional investors and engage in strategic transactions advantageous to ASGH and its subsidiaries. In addition to the financial benefits, the Offering will allow ACIC to attract and retain talented personnel, as the Company will have the ability to provide equity-based incentives as a stock company. The Board further believes that the transaction is fair and equitable, is consistent with the purpose and intent of the Demutualization Act and will not prejudice the interests of the Members.

III.	Industry Overview

Current State of Industry2

Following moderate underwriting gains in 2018, the US P&C industry reported $8.4 billion in underwriting gains in 2019 and a combined ratio of 98.7% (down from 99.1% in 2018), driven largely by lower catastrophe losses, moderate premium growth, and continued favorable prior-year reserve development. As a result of the aforementioned factors, earnings grew almost 8% to $62.1 billion at year-end 2019 and capital and surplus grew 14.3% to $891.2 billion.

Through the first half of 2020, the P&C industry produced profits of $27 billion, a 23% decline compared to the prior year period. Direct premiums written increased 2% over the prior year period and underwriting profits soared 38% to $8.9 billion due to reduced business activity and lower accident losses driven by the COVID-19 shutdowns. Lower earnings were driven primarily by decreased investment income resulting from the impact the pandemic had on the economy and global financial markets. Additionally, the unrealized capital losses caused by the pandemic’s effect on the economy drove a 3% decline to the industry’s capital and surplus.

While the P&C insurance industry has generally experienced a “soft market” since 2007, the industry has begun to experience signs of hardening in most lines amidst record catastrophes in 2017 and above average catastrophe losses in 2018. The industry saw rate increases across all commercial lines from Q4 2017 through Q1 2020 except for the workers’ compensation line. In Q2 2020, all commercial lines including workers’ compensation experienced rate increases. Uncertainty over the underwriting impact from the coronavirus pandemic, along with what could potentially be a record-breaking year for catastrophe losses from elevated hurricanes and wildfires, could lead to further heightened underwriting discipline and hardening of the P&C market.

An important metric in the P&C insurance industry is the number of catastrophe events and the subsequent losses from them, which has a highly influential impact on how insurers perform. According to Munich Re, 820 global catastrophe events accounted for $150 billion in losses in 2019, down from 850 events for $186 billion in losses in the prior year. The lower loss figure was largely the result of a higher share of losses caused by floods which are often not insured. Due to fewer major hurricanes affecting the U.S. in 2019, the United States’ share of global natural catastrophes was lower than the annual average since 1980. Through 1H’20, the southeastern U.S. has experienced an active hurricane season, and the western U.S. has had an active wildfire season with the burning of nearly 6 million acres and destruction of over 7,000 structures.

[2]	Data sourced via the National Association of Insurance Commissioners: U.S. Property & Casualty Insurance Industry Year End 2019 Review and First Half 2020 Review.

Aside from underwriting performance, a key factor for earnings and surplus growth in P&C insurance companies is investment performance. In 2019, a 3.3% increase in investment income to $55.1 billion and a 2.6% increase in realized gains to $11.2 billion contributed to an increase in earnings for the industry. Bonds, stocks, and other invested assets contributed 53.5%, 24.3%, and 13.6%, respectively to investment income. In 1H’20, a 3.4% decrease in investment income from the prior YTD period to $28.3 billion, and $0.9 billion in realized losses contributed to a decrease in earnings for the industry. Investment yield in the first half of the year declined to 3.15% from 3.47% in the prior YTD period due to the low interest rates resulting from the market volatility related to the COVID-19 pandemic.

Despite the competitive market environment, insurers are finding ways to supplement their organic growth with M&A activity. Since 2008, the number of P&C filers has steadily decreased due to M&A activity as well the exit of some insurers from the market altogether. In 2008, there were 2,842 insurance filers and in 2019 there were 2,582, reflecting a gradual decrease in filers as M&A opportunities arise.

On top of business line difficulties, P&C insurers are facing several credit and market risks as a result of the coronavirus pandemic. Significant credit quality deterioration is possible as a result of the pandemic and could serve as a drag on investment performance through the remainder of the pandemic. Especially vulnerable are private and municipal bonds that are repaid from income derived from discretionary economic activity such as airports, hotels, convention centers, stadiums, restaurants, and other sectors are most at risk. Equities could have a significant impact if market conditions become volatile again.

Commercial Auto3

According to S&P Global Market Intelligence, the commercial auto segment has typically underperformed other U.S. P&C lines in terms of combined ratio, producing a higher combined ratio than the broader P&C industry for the last five years. In 2019, the commercial auto combined ratio of 114.0% marked the ninth consecutive year that the combined ratio has exceeded the 100% threshold despite 34 quarters of rate increases, including a 10.5% rate increase in the fourth quarter of 2019. After experiencing heavy underwriting losses in recent years, commercial auto underwriter Atlas Financial Holdings, Inc. decided to transition to an asset-light managing general agency business model and agreed to place its subsidiaries, American Country and American Service, into liquidation as part of the sale of their stock, charters, and licenses to Buckle in August 2020.

According to AM Best, the outlook remains negative for the sector due to continued unprofitable underwriting performance driven by elevated loss levels. Price increases and underwriting actions are expected to continue through the rest of 2020, although the effects of the coronavirus may result in some pushback. Due to this, AM Best is expecting modest improvements in the sector despite expectations of continued unprofitable underwriting.

Commercial auto lines have experienced an unfavorable trend of increasing frequency and severity, which has been driven by rising costs associated with property damage and higher average claims seeking damages for bodily injury. Despite enhanced technology to help keep drivers alert and focused on driving safely, distracted drivers continue to serve as an industry-wide headwind, resulting in increased frequency across the industry. Furthermore, social inflation has caused an increase in the number of claims with attorney representation and higher jury award settlements, substantially adding to current AY loss trends. It is expected that the “stay at home” orders from the pandemic will result in a decrease in frequency, although as drivers return to their pre-pandemic lifestyles, frequency may begin to move towards pre-pandemic levels.

While accident frequency may decline due to the stay-at-home orders (especially in areas with high population density), some of this will be offset by lower premiums for policies with usage-sensitive premium bases, such as how many miles are driven. How impactful these factors will be ultimately will be determined by how long citizens adhere to social distancing practices, as well as the length of the continued U.S. wide shutdowns.

[3]	AM Best Market Segment Outlook: US Commercial Auto.

Many commercial auto insurers have implemented consecutive double-digit rate hikes and have begun to take actions to look at improving the overall quality of their insured populations. These insurers continue to work with insureds to implement technology that helps monitor driving habits and provide information that can be useful in adjusting and ultimately settling claims. While these efforts have resulted in dividends in recent years for some insurers, in the near-term increased road congestion, distracted driving, vehicle utilization, and infrastructure deterioration, rising costs for health care and auto parts, greater numbers of drivers with less experience, and the persistent challenging legal environment suggest a significant chance that the segment will continue to serve as a drag on profitability for the broader P&C industry. Over the long-term, the headwinds of driverless automobiles and an increasing focus on risk mitigation in the form of forward collision warning systems, blind-spot assist, adaptive cruise control and other features have the potential to reduce the value of auto insurance policies. Additionally, if large technology companies such as Google and Facebook can use the data in their possession to select low-risk drivers or auto manufacturers such as General Motors and Ford begin to accumulate significant data through telematics, balance sheet-light players have the potential to disintermediate the market through cooperation with institutional investors whose investment in insurance-linked products have already contributed significantly to the competitive dynamics of the reinsurance industry.

IV.	Valuation Methodologies

General Overview

Boenning considered several established valuation methodologies for this Appraisal, including the discounted cash flow approach, cost approach, and guideline market approach. The guideline market approach was chosen to determine the Appraised Value, because: (i) it has been widely accepted as a valuation approach by insurance industry analysts and applicable regulatory authorities; (ii) where possible, the generally employed valuation method in initial public offerings is the guideline market approach (which has also been relied upon to determine the Appraised Value of previous insurance company mutual-to-stock conversions using the Subscription Rights method); and (iii) reliable market and financial data are readily available for most guideline companies. Many publicly traded insurance companies are represented in the stock market, are widely followed by analysts and investors, and are traded actively. The trading characteristics of these public companies allow analysts and investors to gain and apply knowledge about the comparative fundamentals of these companies as they relate to financial performance and market valuations.

The discounted cash flow approach relies on either a single period or multiple periods considered to be representative of recurring benefits, which are capitalized by a capitalization rate chosen from guideline companies or from risk-adjusted rates of return required by investors in a particular line of business. When multiple periods are used, income is estimated for several future periods. This income is discounted to the present time period, with or without a terminal value, depending upon the circumstances of the particular company. Due to the Company’s lack of consistent historical earnings, the speculative nature of forecasted results from a change in business model, the execution risk described by its management inherent in its income projections, and the losses forecasted through 2025, we did not utilize the discounted cash flow or another income approach.

Asset-based valuation approaches may be either on a going concern, orderly disposition, or forced liquidation basis. Going concern asset-based valuations are often used in the case of companies that hold readily marketable assets such as an investment company. The Company holds assets for the purpose of producing income to support its insurance operations. While a portion of Amalgamated’s assets is readily marketable, its primary business is not investment in assets for resale. Financial service companies are rarely valued on the basis of their assets at liquidation value or the disposal of individual assets or groups of assets. While the stock market may use a concept of “book value” as a pricing benchmark, few investors recognize the overall value of a financial service company as being its net book value at any point in time because of the significant differences in composition of balance sheet assets and liabilities and risks associated with business, market, credit, and interest rate factors that the concept of simple “book value” does not fully recognize. For an insurance company such as Amalgamated, the asset-based approach could lead to valuation conclusions that do not fully take into account the enterprise as a whole and the accompanying risk factors or intangible benefits related to the business franchise. Therefore, we have elected not to utilize this approach and have concentrated on the guideline market approach.

The guideline market approach provides a basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of guideline companies. The guideline market approach measures the value of an asset through an analysis of recent M&A transactions with companies sharing valuation characteristics with the subject company. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the company being appraised relative to those of publicly traded companies. These companies are potentially subject to similar economic, environmental and political facts and considered to be reasonable investment alternatives. Publicly traded companies provide indications of value of a freely traded minority interest, i.e., non-control.

The guideline market approach derives valuation benchmarks from the trading patterns of selected guideline companies that, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a mutual-to-stock conversion offering. In this section, our valuation analysis focuses on the selection and comparison of the Company with a guideline group of publicly traded insurance companies “Guideline Group”. Section V discusses market value adjustments, both discounts and premiums, to account for perceived differences between the Company and the Guideline Group discussed below.

Selection Criteria

When applying the guideline market approach, the appraiser would ideally utilize companies identical to the subject company in terms of lines of business, growth, profitability, and composition of earnings. Since there are no publicly traded companies identical to the Company, we selected a peer group of publicly traded P&C insurance companies that share potentially similar valuation characteristics with the Company. Selected financial data for P&C insurance companies listed on U.S. stock exchanges, including Over-the-Counter (“OTC”) markets, is shown in Table I as compiled from data obtained from S&P Global Market Intelligence (“Market Intelligence”), a leading provider of financial and market data focused on the financial services industry. Several criteria, discussed below, were used to select the individual members of the Guideline Group from the universe of publicly traded P&C insurers (“Public P&C Insurance Group”). In general, we considered the following in our selection process.

•	Merger Target: We limited our Guideline Group to those companies that are not subject to an announced merger.

•

Current Reporting: In the selection of our Guideline Group, we eliminated any company that is not current in its reporting, as those companies are typically in a distressed situation and therefore do not provide any insight towards potential valuation conclusions.

•

Equity Size: Given Amalgamated’s size, we chose to limit the companies included in the Guideline Group to those that had equity less than $2 billion, as those companies are more likely to share similar valuation characteristics.

•

Business Mix: We chose to eliminate any company that operates primarily in a single state, and/or those that write any line of business that could require fundamentally different valuation characteristics or metrics than Amalgamated.

Specifically, in determining the Guideline Group, we began by gathering an initial list of publicly traded P&C companies in the United States (“Public P&C Insurance Group”). This screen produced 58 P&C insurance companies with equity ranging from ($8.6) million–$419 billion, as shown in Table I.

Table I

Company Name	Ticker	Total Assets ($000s)	Total Policy Reserves ($000s)	Total Equity ($000s)	Cash and Investments ($000s)	Cash and Investments / Assets (%)	Debt / Total Capitalization (%)	Policy Reserves / Total Equity (x)	Total Equity / Total Assets (%)	Tangible Equity / Tangible Assets (%)
Berkshire Hathaway Inc.	BRK.A	829,946,000	162,820,000	419,215,000	427,627,000	51.5	20.4	0.4	50.5	43.6
American International Group	AIG	577,230,000	311,543,000	64,607,000	359,797,000	62.3	37.2	4.8	11.2	10.4
Travelers Companies Inc.	TRV	116,384,000	74,328,000	27,849,000	84,144,000	72.3	21.0	2.7	23.9	21.0
Allstate Corp.	ALL	122,750,000	73,566,000	27,263,000	91,567,000	74.6	19.6	2.7	22.2	20.6
Loews Corp.	L	79,464,000	40,532,000	18,620,000	53,658,000	67.5	35.9	2.2	23.4	22.7
Progressive Corp.	PGR	62,890,800	33,788,500	18,087,200	45,855,400	72.9	23.5	1.9	28.8	28.0
Hartford Financial Services	HIG	72,319,000	45,428,000	17,802,000	55,048,000	76.1	19.6	2.6	24.6	21.5
CNA Financial Corp.	CNA	62,775,000	40,532,000	12,021,000	49,448,000	78.8	18.8	3.4	19.1	19.0
Markel Corp.	MKL	40,170,019	21,267,135	11,907,758	23,588,198	58.7	22.7	1.8	29.6	20.9
Cincinnati Financial Corp.	CINF	26,370,000	12,671,000	9,745,000	21,213,000	80.4	9.0	1.3	37.0	37.0
Alleghany Corp.	Y	28,452,571	15,570,068	8,596,395	20,747,662	72.9	19.2	1.8	30.2	26.6
American Financial Group Inc.	AFG	73,110,000	56,310,000	6,340,000	58,087,000	79.5	26.5	8.9	8.7	8.4
American National Group Inc.	ANAT	29,448,744	20,557,809	6,152,814	25,459,597	86.5	2.6	3.3	20.9	20.9
Old Repub International Corp.	ORI	22,248,700	13,247,100	6,074,600	14,757,900	66.3	13.7	2.2	27.3	NA
W. R. Berkley Corp.	WRB	28,212,370	17,513,830	6,039,672	20,850,475	73.9	35.2	2.9	21.4	20.9
Assurant Inc.	AIZ	43,582,600	29,782,200	5,940,000	17,408,900	39.9	25.3	5.0	13.6	7.5
Kemper Corp.	KMPR	14,090,400	7,646,800	4,347,500	10,327,700	73.3	22.5	1.8	30.9	24.9
White Mountains Insurance	WTM	4,383,400	226,900	3,309,200	3,320,000	75.7	10.7	0.1	75.5	70.2
Hanover Insurance Group Inc.	THG	13,393,800	8,482,800	3,155,000	8,958,900	66.9	19.8	2.7	23.6	22.5
National General Holdings Corp	NGHC	10,224,256	5,234,934	3,085,565	5,594,142	54.7	18.0	1.7	30.2	26.4
Selective Insurance Group Inc.	SIGI	9,514,926	5,943,825	2,393,613	7,293,355	76.7	23.1	2.5	25.2	25.1
Mercury General Corp.	MCY	6,145,788	3,374,535	1,900,832	4,870,925	79.3	18.0	1.8	30.9	30.3
Horace Mann Educators Corp.	HMN	13,003,388	7,874,141	1,715,678	7,207,560	55.4	20.3	4.6	13.2	11.7
ProAssurance Corp.	PRA	4,692,497	2,822,672	1,329,893	3,598,929	76.7	18.7	2.1	28.3	26.5
Employers Holdings Inc.	EIG	3,985,100	2,467,000	1,167,400	2,954,200	74.1	4.6	2.1	29.3	27.6
RLI Corp.	RLI	3,792,501	2,257,630	1,099,340	2,874,482	75.8	13.4	2.1	29.0	28.0
State Auto Financial Corp.	STFC	3,068,500	1,822,300	944,100	2,782,200	90.7	11.4	1.9	30.8	30.8
Safety Insurance Group Inc.	SAFT	2,047,110	1,033,646	837,851	1,519,749	74.2	6.9	1.2	40.9	40.9
United Fire Group Inc.	UFCS	3,048,480	2,054,813	820,282	2,141,056	70.2	0.0	2.5	26.9	26.7
ProSight Global Inc.	PROS	3,016,220	2,032,690	607,872	2,417,373	80.1	27.3	3.3	20.2	19.4
Lemonade Inc.	LMND	831,500	155,000	569,000	597,400	71.8	0.0	0.3	68.4	68.4
Kinsale Capital Group Inc.	KNSL	1,468,589	850,275	534,131	1,219,596	83.0	7.0	1.6	36.4	36.2
Donegal Group Inc.	DGIC.A	2,144,207	1,500,161	504,069	1,294,530	60.4	15.1	3.0	23.5	23.3
AMERISAFE Inc.	AMSF	1,546,821	945,100	481,910	1,213,561	78.5	0.0	2.0	31.2	31.2
United Insurance Holdings	UIHC	3,064,787	1,854,085	475,398	1,477,827	48.2	25.2	3.9	15.5	12.8
Universal Insurance Holdings	UVE	2,050,184	991,857	474,763	1,336,801	65.2	1.8	2.1	23.2	23.1
Heritage Insurance Hldgs Inc	HRTG	2,148,390	1,215,624	443,140	988,887	46.0	22.8	2.7	20.6	11.7
Trean Insurance Group	TIG	1,364,389	608,892	401,753	565,646	41.5	10.5	1.5	29.4	16.4
Palomar Holdings Inc.	PLMR	699,759	305,664	361,895	450,044	64.3	0.0	0.8	51.7	51.7
Tiptree Inc.	TIPT	2,794,866	1,003,731	361,691	992,834	35.5	54.0	2.8	12.9	2.6
Protective Insurance Corp.	PTVC.B	1,644,823	1,118,010	344,664	1,020,438	62.0	5.5	3.2	21.0	21.0
NI Holdings Inc.	NODK	630,036	260,769	325,513	462,427	73.4	0.8	0.8	51.7	50.2
FedNat Holding Co.	FNHC	1,514,808	934,354	201,476	602,837	39.8	34.5	4.6	13.3	12.7
HCI Group Inc.	HCI	887,813	458,281	199,732	651,834	73.4	46.0	2.3	22.5	22.2
Hallmark Financial Services	HALL	1,497,507	1,107,185	176,179	645,329	43.1	40.8	6.3	11.8	11.7
Trupanion Inc.	TRUP	317,142	28,839	144,298	124,740	39.3	17.1	0.2	45.5	44.3
Atlantic American Corp.	AAME	384,952	201,064	128,015	283,597	73.7	23.3	1.6	33.3	32.8
GAINSCO INC.	GANS	439,068	204,048	112,410	300,306	68.4	33.6	1.8	25.6	25.2
First Acceptance Corp.	FACO	356,411	175,642	96,678	226,038	63.4	38.1	1.8	27.1	NA
Kingstone Companies Inc.	KINS	327,360	178,066	89,313	220,749	67.4	25.5	2.0	27.3	27.2
Positive Physicians Hldgs Inc	PPHI	154,115	75,809	74,324	122,761	79.7	0.0	1.0	48.2	48.2
ICC Holdings	ICCH	179,984	91,865	68,033	131,447	73.0	18.6	1.4	37.8	37.8
National Security Group Inc.	NSEC	155,556	85,806	47,062	120,036	77.2	23.1	1.8	30.3	30.3
Conifer Holdings Inc.	CNFR	259,893	158,773	42,586	187,802	72.3	49.0	3.7	16.4	16.1
Unico American Corp.	UNAM	132,780	92,966	37,090	89,931	67.7	0.0	2.5	27.9	27.9
1347 Property Insurance Hldg	FGF	36,956	0	36,394	33,620	91.0	0.0	0.0	98.5	98.5
Kingsway Financial Services	KFS	394,332	1,401	19,700	98,703	25.0	92.7	0.1	5.0	(64.7)
Atlas Financial Holdings Inc.	AFHI.F	150,861	0	(8,461)	16,147	10.7	133.0	0.0	(5.6)	(7.5)
Minimum		36,956	0	(8,461)	16,147	10.7	0.0	0.0	(5.6)	(64.7)
25th Percentile		732,694	235,367	200,168	488,232	60.8	9.4	1.6	20.9	19.3
50th Percentile		3,032,350	1,661,231	714,077	1,830,403	72.3	19.6	2.1	27.2	25.0
75th Percentile		25,339,675	13,103,075	6,014,754	16,746,150	76.0	25.5	2.8	30.9	30.9
Maximum		829,946,000	311,543,000	419,215,000	427,627,000	91.0	133.0	8.9	98.5	98.5

Source: S&P Global Market Intelligence; financial information reflects GAAP data as of most recent LTM period

In order to form a sub-group with more similar characteristics to the Company, we then excluded companies that either were the target of a merger, were not current in their financial reporting, or had equity over $2 billion. From this sub-group we then began to examine the product offerings, geographical presence, and diversification of each remaining guideline company. We excluded companies that primarily operate in a single state, and/or those that write lines of business that may require fundamentally different valuation characteristics. We removed 22 companies from the Public P&C Insurance Group’s under $2 billion in equity subgroup due to business mix. As an example, ProAssurance Corporation, United Insurance Holdings Corp, and Kingsway Financial Services, Inc. were excluded from the Guideline Group due to product offerings and clientele which differ significantly from the that of Company. ProAssurance is undiversified in its business mix, writing almost entirely all MPL insurance. United Insurance Holdings writes most of its business with a concentration in Florida and has a heavy dependence on the Homeowners Multiple Peril business. Kingsway writes almost all its business in the warranty insurance market. The above exercise resulted in a group of 12 companies ranging in equity size from $37.1 million–$1.9 billion, as presented below:

Table II

Company Name	Ticker	Total Assets ($000s)	Total Policy Reserves ($000s)	Total Equity ($000s)	Cash and Investments ($000s)	Cash and Investments / Assets (%)	Net Premiums Written ($000s)	Debt / Total Capitalization (%)	NPW / Average Equity (%)	Policy Reserves / Total Equity (x)	Total Equity / Total Assets (%)	Tangible Equity / Tangible Assets (%)
Mercury General Corp.	MCY	6,145,788	3,374,535	1,900,832	4,870,925	79.3	3,612,155	18.0	203.7	1.8	30.9	30.3
Horace Mann Educators Corp.	HMN	13,003,388	7,874,141	1,715,678	7,207,560	55.4	1,373,021	20.3	86.7	4.6	13.2	11.7
State Auto Financial Corp.	STFC	3,068,500	1,822,300	944,100	2,782,200	90.7	1,430,800	11.4	154.6	1.9	30.8	30.8
Safety Insurance Group Inc.	SAFT	2,047,110	1,033,646	837,851	1,519,749	74.2	768,042	6.9	95.9	1.2	40.9	40.9
United Fire Group Inc.	UFCS	3,048,480	2,054,813	820,282	2,141,056	70.2	1,031,930	0.0	118.1	2.5	26.9	26.7
Protective Insurance Corp.	PTVC.B	1,644,823	1,118,010	344,664	1,020,438	62.0	431,658	5.5	127.0	3.2	21.0	21.0
Kingstone Companies Inc.	KINS	327,360	178,066	89,313	220,749	67.4	99,435	25.5	116.1	2.0	27.3	27.2
Positive Physicians Hldgs Inc	PPHI	154,115	75,809	74,324	122,761	79.7	20,717	0.0	28.5	1.0	48.2	48.2
ICC Holdings	ICCH	179,984	91,865	68,033	131,447	73.0	48,872	18.6	74.7	1.4	37.8	37.8
National Security Group Inc.	NSEC	155,556	85,806	47,062	120,036	77.2	61,184	23.1	121.5	1.8	30.3	30.3
Conifer Holdings Inc.	CNFR	259,893	158,773	42,586	187,802	72.3	91,321	49.0	219.3	3.7	16.4	16.1
Unico American Corp.	UNAM	132,780	92,966	37,090	89,931	67.7	28,070	0.0	53.2	2.5	27.9	27.9
Minimum		132,780	75,809	37,090	89,931	55.4	20,717	0.0	28.5	1.0	13.2	11.7
25th Percentile		173,877	92,691	62,790	129,276	67.7	58,106	4.1	83.7	1.7	25.4	25.3
50th Percentile		986,092	605,856	216,989	620,594	72.6	265,547	14.7	117.1	2.0	29.1	29.1
75th Percentile		3,053,485	1,880,428	864,413	2,301,342	77.7	1,117,203	21.0	133.9	2.7	32.6	32.5
Maximum		13,003,388	7,874,141	1,900,832	7,207,560	90.7	3,612,155	49.0	219.3	4.6	48.2	48.2
Amalgamated		88,555	14,685	39,258	73,807	83.3	7,188	42.1	18.9	0.4	44.3	44.3

Source:	S&P Global Market Intelligence; financial information reflects GAAP data as of most recent LTM period unless otherwise noted
Note:	Shading indicates where ACIC ranks compared with the Guideline Group

While none of the companies in the Guideline Group is identical to the Company and there does not appear to be a company that is a perfect guideline or peer company from a valuation standpoint, we believe that the Guideline Group generally provides a meaningful basis of financial comparison for valuation purposes and is a useful approximation for determining how an investor might value the Company.

Summary Profiles of the Guideline Group4

Mercury General Corporation (NYSE: MCY) – Mercury General Corporation and its subsidiaries are primarily engaged in writing personal automobile insurance through 14 insurance subsidiaries in 11 states, mainly California. The company also writes homeowners, commercial automobile, commercial property, mechanical protection, and umbrella insurance. The Company’s insurance policies are mostly sold through independent agents who receive a commission for selling policies in Arizona, California, Florida, Georgia, Illinois, Nevada, New Jersey, New York, Oklahoma, Texas, and Virginia. The company was founded in 1961 and is headquartered in Los Angeles, California.

[4]	Guideline Group’s business descriptions sourced from company 10-K filings and Capital IQ.

Horace Mann Educators Corporation (NYSE: HMN) – Horace Mann Educators Corporation and its subsidiaries operate as a multiline insurance company in the United States and writes personal lines (mostly automobile and property coverages), supplemental insurance (primarily heart, cancer, accident and limited short-term supplemental disability coverages), retirement products, and life insurance. The company markets its products through its sales force of full-time exclusive distributors and independent agents to K-12 teachers, administrators, and other employees of public schools and their families. Horace Mann Educators Corporation was founded in 1945 and is headquartered in Springfield, Illinois.

State Auto Financial Corporation (Nasdaq: STFC) – State Auto Financial is an Ohio domiciled property and casualty insurance holding company engaged in writing personal and commercial insurance. The company’s Personal Insurance business provides personal automobile, homeowners insurance, and other personal insurance products while the Commercial business provides commercial automobile, commercial multi-peril, fire and allied, general liability, and workers’ compensation insurance for small-to-medium sized businesses. Additionally, the company has an Investment Operations business that provides investment management services to affiliated insurance companies. The company markets its products primarily through independent agencies, including retail agencies and wholesale brokers. The company was founded in 1950 and is headquartered in Columbus, Ohio.

United Fire Group, Inc. (Nasdaq: UFCS) – United Fire Group, Inc. and its subsidiaries provide property and casualty insurance for individuals and businesses in the United States. The company offers commercial and personal lines of property and casualty insurance, as well as assumed reinsurance products. Its commercial policies include fire and allied lines, other liability, automobile, workers’ compensation, and surety coverage. Its personal policies include automobile and fire and allied lines coverage (including homeowners). The company sells its products through a network of independent agencies. United Fire Group, Inc. was founded in 1946 and is headquartered in Cedar Rapids, Iowa.

Safety Insurance Group, Inc. (Nasdaq: SAFT) – Safety Insurance Group, Inc. is a leading provider of private passenger automobile, commercial automobile and homeowner’s insurance in Massachusetts, New Hampshire, and Maine. In addition to these coverages, the company offers various other insurance products, including dwelling fire, umbrella and business owner policies. The company has strong relationships with independent insurance agents who sell the policies throughout the company’s core markets. The company has utilized its agency relationships and extensive knowledge of the Massachusetts market to become the third largest private passenger automobile carrier and the largest commercial automobile carrier in Massachusetts. Additionally, it is also the third largest homeowner’s insurance carrier in Massachusetts. The company incorporated under the laws of Delaware in 2001, but through our predecessors, we have underwritten insurance in Massachusetts since 1979.

Protective Insurance Corporation (Nasdaq: PTVC.B) – Protective Insurance Corporation and its subsidiaries provide property and casualty insurance products. The company provides commercial automobile coverage for larger companies in the motor carrier industry, independent contractors utilized by trucking companies, medium-sized and small trucking companies on a first- dollar or deductible basis, and for public livery concerns (principally covering fleets of commercial busses). In most cases, commercial automobile policies are written on an “occurrence” basis. In addition to commercial automobile policies, the company also performs various other services for the insureds including risk surveys and analyses, safety program design and monitoring, government compliance assistance, loss control and cost studies and research, development, and consultation in connection with new insurance programs. Protective Insurance Corporation was founded in 1930 and is headquartered in Carmel, Indiana.

Kingstone Companies, Inc. (Nasdaq: KINS) – Kingstone Companies, Inc. and its subsidiaries underwrite property and casualty insurance products in New York, offering personal lines insurance products including homeowners and dwelling fire multi-peril, cooperative/condominiums, renters, and personal umbrella policies. It also provides commercial liability policies, such as business owner’s policies consisting primarily of small business retail, service, and office risks; artisan’s liability policies for small independent contractors; multi-peril policies for larger and specialized risks, and business owner’s risks; and commercial umbrella policies. It sells its products through retail and wholesale agents and brokers. Kingstone Companies, Inc. was founded in 1886 and is headquartered in Kingston, New York.

Positive Physicians Holdings, Inc. (OTCPK: PPHI) – Positive Physicians Holdings, Inc. and its subsidiaries provide medical malpractice insurance. The company underwrites claims-made, claims-made plus, tail, and occurrence-based medical professional liability coverage for physicians, corporations, medical groups, clinics, and allied healthcare providers. It sells its medical professional liability insurance products through approximately numerous retail producers in Pennsylvania, New Jersey, Ohio, Delaware, Maryland, South Carolina, and Michigan. The company was founded in 2002 and is based in Berwyn, Pennsylvania.

ICC Holdings, Inc. (Nasdaq: ICCH) – ICC Holdings, Inc. and its subsidiaries provide property and casualty insurance products to the food and beverage industry in the United States. The company offers commercial multi-peril, liquor liability, workers’ compensation, and umbrella liability insurance products. It markets products through a network of independent agents in Colorado, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Ohio, Pennsylvania, and Wisconsin. ICC Holdings, Inc. was founded in 1950 and is headquartered in Rock Island, Illinois.

Unico American Corporation (Nasdaq: UNAM) – Unico American Corporation and its subsidiaries underwrite property and casualty insurance in Arizona, California, Nevada, Oregon, and Washington. It provides property, casualty, health, and life insurance products, as well as insurance premium financing and membership association services. The company’s commercial property coverage insures against loss or damage to buildings, inventory, and equipment from natural disasters. It also provides commercial liability coverage that insures against third party liability from accidents occurring on the insured’s premises or arising out of its operations. Additionally, the company offers group dental and vision insurance policies, as well as health and life insurance for individuals and groups. Unico American Corporation markets its insurance products primarily through a network of independent brokers and agents. The company was founded in 1969 and is headquartered in Calabasas, California.

The National Security Group, Inc. (Nasdaq: NSEC) – The National Security Group, Inc. provides insurance products and services and operates via two segments, Property and Casualty Insurance, and Life Insurance. The Property and Casualty Insurance segment primarily underwrites home insurance coverage with lines consisting of dwelling fire and extended coverage, mobile homeowners, and other liability insurance services across the Southeast and Midwest regions. The Life Insurance segment offers ordinary life, accident and health, supplemental hospital, and cancer insurance products. The company distributes its products through independent agents, home service agents, and brokers. The National Security Group, Inc. was founded in 1947 and is based in Elba, Alabama.

Conifer Holdings, Inc. (Nasdaq: CNFR) – Conifer Holdings, Inc. offers insurance coverage in specialty commercial and personal product lines. The company underwrites various specialty insurance products, including property, general liability, commercial multi-peril, liquor liability, and automobile policies. It serves the commercial insurance needs of owner-operated businesses in the markets, such as hospitality, which includes restaurants, bars, taverns, and bowling centers, as well as small grocery and convenience stores. The company also offers specialty homeowners insurance products, such as dwelling insurance tailored for owners of lower valued homes in Illinois, Indiana, Louisiana, and Texas, as well as wind-exposed catastrophe coverage to under-served homeowners in Hawaii, Texas, and Florida. It markets and sells its insurance products through a network of approximately 7,000 independent agents in 50 states in the United States. Conifer Holdings, Inc. was founded in 2009 and is headquartered in Birmingham, Michigan.

Recent Financial Comparisons

Table II above summarizes certain key financial comparisons between the Company and the Guideline Group. The Public P&C Insurance Group includes all the companies presented in Table I.

Compared to the Guideline Group, the Company has a much smaller balance sheet, and has less scale and market presence compared to those in the Guideline Group. The Company’s total GAAP equity of $39.3 million as of September 30, 2020 was smaller compared to the Guideline Group’s median equity of $217.0 million, and relatively close to Unico American, the smallest company in the Guideline Group with $37.1 million in equity. The Company’s total equity to total assets measured 44.3%, above the Guideline Group median of 29.1%. Additionally, the Company’s written premium to average equity of 18.7% was much lower when compared to the Guideline Group median of 117.1%, and the Company’s reserves to equity totaled 0.4x, much lower than the Guideline Group’s median of 2.0x.

Tables III and IV compare the Company with the Guideline Group on selected measures of operating performance and profitability.

Table III

Company Name	Ticker	Net Premiums Earned ($000s)	Net Premiums Written ($000s)	NPW / Avg Equity (%)	2019			Q3’20 YTD			2019						Q3’20 LTM			Net Income (000s)
					Loss Ratio (%)	Expense Ratio (%)	Combined Ratio (%)	Loss Ratio (%)	Expense Ratio (%)	Combined Ratio (%)	Core ROAA (%)		Core ROAE (%)		Core ROATCE (%)		Core ROAA (%)	Core ROAE (%)	Core ROATCE (%)
Mercury General Corp.	MCY	3,559,160	3,612,155	203.7	75.2	24.2	99.4	67.0	25.9	93.0	5.67		18.5		19.1		4.10	13.6	14.0	239,552
Horace Mann Educators Corp.	HMN	937,441	1,373,021	86.7	69.6	26.9	96.5	67.7	25.8	93.5	0.86		6.9		7.5		1.03	8.1	9.4	118,525
State Auto Financial Corp.	STFC	1,347,400	1,430,800	154.6	67.4	35.3	102.7	74.4	34.9	109.3	2.87		9.3		3.2		(1.30)	(4.2)	(4.2)	(36,000)
Safety Insurance Group Inc.	SAFT	774,090	768,042	95.9	64.6	31.0	95.6	53.7	34.0	87.7	4.98		12.7		12.7		5.74	14.4	14.4	113,348
United Fire Group Inc.	UFCS	1,064,749	1,031,930	118.1	76.4	32.6	109.0	79.1	34.4	113.5	0.50		1.6		1.6		(3.84)	(13.2)	(13.5)	(126,978)
Protective Insurance Corp.	PTVC.B	436,599	431,658	127.0	77.9	28.9	106.8	72.2	29.7	101.9	0.47		2.0		2.0		(0.03)	(0.2)	(0.2)	(3,737)
Kingstone Companies Inc.	KINS	113,705	99,435	116.1	70.7	38.1	108.8	60.8	38.9	99.7	(3.26)		(10.9)		(11.0)		(0.00)	(0.0)	(0.0)	(609)
Positive Physicians Hldgs Inc	PPHI	20,300	20,717	28.5	65.7	45.7	111.4	68.0	36.4	104.4	(0.34)		(0.8)		(0.8)		(0.70)	(1.5)	(1.5)	(596)
ICC Holdings	ICCH	50,544	48,872	74.7	63.8	37.9	101.7	70.2	37.2	107.4	2.08		5.4		5.4		1.60	4.2	4.2	2,790
National Security Group Inc.	NSEC	60,382	61,184	121.5	62.2	37.9	100.1	90.9	35.5	126.4	1.47		4.4		4.4		(3.81)	(11.6)	(11.6)	(4,583)
Conifer Holdings Inc.	CNFR	89,280	91,321	219.3	66.8	44.0	110.8	61.5	46.2	107.7	(3.65)		(19.8)		(20.2)		(3.74)	(22.4)	(22.9)	(5,707)
Unico American Corp.	UNAM	27,782	28,070	53.2	84.0	19.0	103.0	135.0	17.0	152.0	(2.43)		(5.5)		(5.5)		(16.69)	(41.4)	(41.4)	(21,799)
Minimum		20,300	20,717	28.5	84.0	45.7	111.4	135.0	46.2	152.0	(3.65)		(19.8)		(20.2)		(16.69)	(41.4)	(41.4)	(126,978)
25th Percentile		57,923	58,106	83.7	75.5	37.9	108.9	75.6	36.6	110.4	(0.86)		(1.9)		(1.9)		(3.76)	(12.0)	(12.1)	(9,730)
50th Percentile		275,152	265,547	117.1	68.5	34.0	102.9	69.1	34.7	105.9	0.68		3.2		2.6		(0.37)	(0.8)	(0.8)	(2,173)
75th Percentile		969,268	1,117,203	133.9	65.4	28.4	99.9	65.6	28.8	98.2	2.27		7.5		5.9		1.17	5.2	5.5	30,430
Maximum		3,559,160	3,612,155	219.3	62.2	19.0	95.6	53.7	17.0	87.7	5.67		18.5		19.1		5.74	14.4	14.4	239,552
Amalgamated		9,258	7,188	18.9	75.3¹	43.5¹	118.8¹	44.1¹	68.2¹	112.3¹	(1.24	)²	(2.9	)²	(3.0	)²	2.28²	5.4²	5.5²	2,043

Source:	S&P Global Market Intelligence; financial information reflects GAAP data as of most recent LTM period unless otherwise noted
Notes:	Shading indicates where ACIC ranks compared with the Guideline Group
1	Reflects statutory financial data
2	Amalgamated figures reflect unadjusted ROAA, ROAE, and ROATCE

Table IV

		2017–Q3’20 LTM Average				2017–Q3’20 LTM Average
Company Name	Ticker	Loss Ratio (%)	Expense Ratio (%)	Policyholder Dividend Ratio (%)	Combined Ratio (%)	ROAA (%)	ROAE (%)
Mercury General Corp.	MCY	75.6	25.0	0.0	100.6	3.04	9.4
Horace Mann Educators Corp.	HMN	74.0	26.7	0.0	100.7	3.30	8.8
State Auto Financial Corp.	STFC	69.1	35.2	0.0	104.3	0.60	2.1
Safety Insurance Group Inc.	SAFT	62.0	31.8	0.0	93.8	5.40	13.6
United Fire Group Inc.	UFCS	75.2	32.5	0.5	108.2	2.06	7.2
Protective Insurance Corp.	PTVC.B	76.5	28.5	0.0	104.9	2.31	5.7
Kingstone Companies Inc.	KINS	57.7	40.1	0.0	97.8	2.46	5.6
Positive Physicians Hldgs Inc	PPHI	61.5	45.4	0.0	106.9	1.16	3.4
ICC Holdings	ICCH	64.5	36.0	0.0	100.5	1.56	4.0
National Security Group Inc.	NSEC	71.2	35.6	0.0	106.8	(0.95)	(2.3)
Conifer Holdings Inc.	CNFR	71.3	44.3	0.0	115.5	(3.43)	(10.3)
Unico American Corp.	UNAM	96.8	31.0	0.0	127.8	(5.25)	(12.0)
Minimum		96.8	45.4	0.5	127.8	(5.25)	(12.0)
25th Percentile		75.3	37.0	0.0	107.2	0.22	1.0
50th Percentile		71.2	33.9	0.0	104.6	1.81	4.8
75th Percentile		63.9	30.4	0.0	100.6	2.60	7.6
Maximum		57.7	25.0	0.0	93.8	5.40	13.6
Amalgamated		81.9	45.6	0.0	127.6	(2.83)	(3.9)

Source:	S&P Global Market Intelligence; financial information reflects statutory data
Note:	Shading indicates where ACIC ranks compared with the Guideline Group

Following similar trends mentioned above regarding size, the Company’s net written premiums of $7.2 million for LTM Q3’20 were far lower when compared to the Guideline Group’s median net written premiums of $265.5 million. Additionally, while ranking in the bottom percentile in terms of net written premiums, the Company’s Q3’20 LTM premium levels represent a significant decrease from 2019 on a GAAP basis and reflect the lowest level since 2015 on a statutory basis, reflecting the Company’s retreat from non-core markets and insurance lines and the effect the pandemic has had on taxi and sedan policyholders.

While net written premiums help portray a company’s ability to grow its business, the combined ratio reflects the strength of the business’ operating performance. The primary driver of the Company’s poor performance has been its loss ratio, which has increased in the last few years. ACIC’s statutory loss ratio of 75.3% in 2019 meaningfully lagged the Guideline Group median of 68.5%, largely due to an increasingly unfavorable commercial auto insurance industry which has experienced increased frequency and severity levels. The commercial auto industry has not experienced a combined ratio below 100.0% since 2010, reflecting the difficulty in achieving profitability in the market. In addition to elevated loss levels, the Company’s statutory expense ratio of 43.5% in 2019 reflected an unfavorable shift compared to the Guideline Group median of 34.0%. As a result of the aforementioned factors, the Company’s statutory combined ratio in 2019 was well above the median value of 102.9%, reflecting continued underwriting difficulties for the Company. In 2019, ACIC produced less favorable operating metrics compared to the Guideline Group, with GAAP Core ROAA, ROAE, and ROATCE metrics of (1.24%), (2.9%), and (3.0%), respectively.

For Q3’20 YTD, the Company’s statutory combined ratio of 112.3% was slightly above the median of 105.9%, driven by a statutory loss ratio that was 25.0 points better than the median of the Guideline Group. The loss experience was abnormally low compared to both 2019 and historical levels and was primarily driven by the effects of the pandemic. It is possible that when the effects of the pandemic pass and driving patterns return to normal, the loss ratio may again serve as a drag on underwriting profitability as it has historically. Due to the low loss levels in Q3’20 LTM, the Company produced more favorable GAAP operating metrics compared to the Guideline Group, with Core ROAA, ROAE, and ROATCE metrics of 2.28%, 5.4%, and 5.4%, respectively while the Guideline Group median values for Core ROAA, ROAE, and ROATCE were (0.35%), (0.7%), and (0.7%), respectively.

V.	Market Value Adjustments

General Overview

In the foregoing sections of this Appraisal, the Company’s relative operating performance is considered against the operating metrics of the Guideline Group. The Appraised Value reflects these considerations and certain additional market valuation adjustments relative to the Guideline Group. This section of the Appraisal identifies such categories of market value adjustments and how the adjustments impact the Company’s Appraised Value. Relative to the Guideline Group, the valuation adjustments in this chapter are made from the viewpoints of potential investors, which could include Eligible Members with Subscription Rights and unrelated third parties, who could acquire the stock of the subject company. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Company relative to other publicly traded insurance companies and relative to alternative investments.

The concluded Valuation Range is predicated on the assumption that the current operating environment will continue for the Company and the insurance industry in general. Changes in the Company’s operating performance along with changes in the regional and national economies, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could materially impact the Appraised Value of the Company or the trading market values of insurance company stocks in general.

The market value adjustments, which are based on certain financial and other criteria, include among others:

•	Size;

•	Profitability and earnings prospects;

•	Strength of management;

•	Liquidity of the issue;

•	Subscription interest;

•	Stock market conditions;

•	Dividend outlook; and

•	New issue risks.

In prior subscription rights demutualization appraisals, market value adjustments encompassing many of the criteria noted above have ranged from 15% to 67%, with 40% at the midpoint.

Size

Larger companies with greater resources frequently can be more competitive given their access to marketing and management talent, economies of scale, sophistication, and greater diversification in underwriting activities. Additionally, greater size may offer increased investor protection in the event of extraordinary events and catastrophic losses.

The Company’s GAAP assets as of September 30, 2020 were $88.6 million, meaningfully lower than the Guideline Group median of $986.1 million, while LTM net written premiums of $7.2 million on GAAP basis were significantly lower than the $265.5 million median of the Guideline Group. Furthermore, ACIC’s total policy reserves of $14.7 million on a GAAP basis trailed the Guideline Group’s median of $605.9 million, and the Company’s equity of $39.3 million on a GAAP basis was below the Guideline Group’s median of $216.9 million.

As such, a downward adjustment is warranted as compared to the Guideline Group.

Profitability and Earnings Prospects

An investor comparing the Company to the Guideline Group would consider both recent profit trends and future earnings prospects of the Company. Profitability and earnings prospects are reflective of, and dependent upon, a company’s ability to grow revenue and control expenses. An investor’s analysis would incorporate revenue growth prospects as well as profitability expectations, and the related risk of achieving the expected results.

As previously mentioned in Section II of the Appraisal, the Company has struggled to underwrite profitably. ACIC has experienced underwriting losses on a statutory basis in each year between 2015 and 2019, a result of a tough operating environment within the commercial auto business driven by increased loss severity and frequency. Furthermore, the Company’s statutory expense ratio in recent years has been elevated compared to historical years as it expanded its business both geographically and by line of business and implemented new initiatives. Due to elevated losses and inconsistent expense controls, the Company’s statutory combined ratio has been above 100% in four of the last five years. As a result of poor underwriting, earnings have fluctuated over the past five years with net losses in three out of the last five years (net income of $1.7 million in 2015 and $450 thousand in 2016 and net losses from 2017 through 2019 on a statutory basis).

In the most recent calendar year, 2019, Amalgamated produced a GAAP net loss of $1.1 million and meaningfully lagged the Guideline Group in most operating metrics. Amalgamated’s 2019 statutory loss ratio of 75.3% reflected a 6.8 point increase compared to the Guideline Group, while its statutory combined ratio of 118.8% was a 15.9 point increase compared to the median of 102.9% for the group. The poor performance in 2019 marked the 5th straight year of underwriting losses and 3rd straight year of net losses for Amalgamated. The Company’s underperformance relative to the Guideline Group can also be seen in its 2019 GAAP ROAA, ROAE, and ROATCE performance of (1.24%), (2.9%), (3.0%), respectively, driven by higher loss experience in the commercial auto business.

The Company’s profitability, as measured by GAAP net income of $2.0 million, while above that of the Guideline Group for Q3’20 LTM, is not consistent with longer term historical performance and was driven by abnormally low loss levels. Additionally, ACIC’s Q3’20 LTM premium levels represent a significant decrease from 2019 on a GAAP basis and reflect the lowest level since 2015 on a statutory basis, signaling the Company’s underwriting struggles in the commercial auto market. The Company’s LTM statutory loss ratio of 42.3% represented a 28.5 point decrease from its next lowest loss ratio, which was 70.8% in 2016. Furthermore, the Company’s average statutory loss ratio from 2015–2019 measured 87.5%, indicating that if the effects of the coronavirus pass and driving patterns return to normal, the loss ratio may again serve as a drag on profitability. Due to lower loss experience, in Q3’20 LTM the Company actually produced more favorable operating metrics compared to the Guideline Group, with GAAP Core ROAA, ROAE, and ROATCE metrics of 2.28%, 5.4%, and 5.4%, respectively while the Guideline Group median values for Core ROAA, ROAE, and ROATCE were (0.35%), (0.7%), and (0.7%), respectively. The effects of the coronavirus have resulted in abnormally depressed loss ratios which strongly affect underwriting profitability, and ultimately, net income on significantly reduced premium volume.

When comparing Amalgamated against the Guideline Group from 2017–Q3’20 LTM on a statutory basis, the Company significantly lags the median in every underwriting metric, with an average loss ratio from 2017–Q3’20 LTM of 81.9%, well above the Guideline Group’s median of 71.2% and an average expense ratio of 45.6%, which was higher than that of any company in the Guideline Group. As a result of the aforementioned factors, the Company’s statutory combined ratio of 127.6% was 23 points higher compared to the Guideline Group median. These poor underwriting results led to average statutory ROAA and ROAE of (2.83%) and (3.9%), respectively, which were far worse compared to the median values of 1.81% and 4.8% each, respectively.

The companies that underperformed similarly to Amalgamated in terms of average statutory ROAE between 2017 and Q3’20 LTM, ranking between the minimum and 25th percentiles had a median price-to-book value of 60.4%, representing a 15.6% discount compared to the median of 71.6% for the Guideline Group. The performers ranking in the bottom half of this metric had a median price-to-book value of 63.6%, representing a 11.2% discount from the median. Additional detail is outlined in Table VIII.

The Conversion will result in additional capital invested in the Company, which may result in improvements to investment income and potentially aid in profitable business expansion, but it will also lead to an increase in equity, depressing ROAE if ACIC remains unprofitable. These dynamics could lead to potential investors’ perception of “excess” or unproductive capital and could reduce their overall interest in the Offering.

In determining the Company’s future earnings prospects and related risks, an investor would consider the Company’s historical and estimated future performance as well as the likelihood of achieving such results. ACIC’s management indicated optimism about growing revenue, managing expenses and ultimately increasing profitability by focusing on more profitable business lines. This plan and forecast are predicated on the Company’s ability to grow capital, add management, and expand.

We do not believe investors would place significant weight on the Company’s forecast and earnings prospects relative to the Guideline Group’s prospects because of the execution risk associated with achieving the Company’s forecast that management acknowledged in interviews with Boenning. Investors generally would have reservations regarding a company’s strategy for growth and profitability when its recent growth strategy resulted in high underwriting losses and retrenchment. They would also place a heavy discount on the Company’s core taxi and sedan business that management has said will not be the focus of growth, faces the significant headwinds affecting the commercial auto insurance industry described previously, and writes policies to companies facing material competition.

As such, a downward adjustment is warranted as compared to the Guideline Group.

Management

A management team’s primary charge is to articulate and implement a strategic plan, which includes creating value through revenue growth, profit, risk mitigation and the efficient utilization of resources. The financial characteristics of the Company suggest that senior management and the Board have professionally managed the enterprise, have handled tough market conditions and have implemented business plans to focus on less risky, more profitable business lines. We also believe investors will consider that the Company’s management is comprised of a team of experienced insurance executives with numerous years of industry expertise. All of these considerations are important given that the Company is a smaller insurer, and smaller insurers are often at a competitive disadvantage in terms of economies of scale and the ability to attract a deep management team with appropriate succession in place.

Given these factors, no adjustment is warranted based on management relative to the Guideline Group.

Liquidity of the Issue

The development of a public market depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time and the existence of market makers to facilitate stock trades. Therefore, stock liquidity is predicated upon the development of a broad, efficient marketplace for given security.

All of the twelve companies in the Guideline Group are listed and traded on major stock exchanges or over-the-counter bulletin boards. Two are listed on the New York Stock Exchange, nine are listed on the NASDAQ, and the remaining one is traded OTC. There is no assurance that an established and liquid market for the Common Stock would develop or that it would continually meet listing requirements. Further, the Company’s small equity capitalization relative to that of the Guideline Group suggests that its stock would be followed less widely by investors, analysts, brokers, and market makers after the Offering and be less liquid regardless of whether the Company trades on one of the OTC Markets, NYSE, or NASDAQ.

As such, we believe a downward adjustment is appropriate to address these factors.

Subscription Interest

The subscription interest market value adjustment endeavors to take into consideration the level of investors’ confidence that the Offering will be successful. To gain insight, an investor would look to similar, previous offerings and consider the attributes of the individual plans and the external environment. In the table below, data are not confirmed in some cases, but based on a review of available information.

Previous Demutualization Offerings

Table V
Prior Demutualizations
Company Name	Year Date	Discount Midpoint
Old Guard Group, Inc.	1997	37.9%
Meemic Insurance Company	1999	67.0%
American Physicians Insurance Company (API)	2000	35.7%
NCRIC Group, Inc.	2003	14.9%
Mercer Insurance Group	2003	48.8%
Fremont Insurance Company	2004	57.7%
Eastern Insurance Holdings, Inc.	2006	39.1%
Penn Millers Holding Corporation	2009	20.0%
First Nonprofit Insurance Company	2012	34.6%
ARI Insurance Company	2016	44.7%
Standard Mutual Holding Company	2016	42.1%
Nodak Insurance Company	2017	39.8%
Illinois Casualty Company	2017	44.6%
Federal Life Insurance Company	2018	35.8%
Members Mutual Holding Company	2019	55.6%
Positive Physicians Holdings, Inc.	2019	33.0%

Median		39.5%

While mutual-to-stock conversions are commonplace in the savings institution industry (in prior years, IPOs of savings institution stocks have attracted a significant investor interest), such conversions and demutualizations are far less common in the insurance industry. Our understanding of previous P&C insurance demutualizations is that some were oversubscribed, although in some cases purchasers with Subscription Rights did not purchase enough stock to reach the pro forma valuation range, and a community offering was required. In general, policyholder subscriptions were not sufficient to reach the valuation range.

Further, the commercial auto segment has underperformed other U.S. P&C lines in terms of combined ratio, producing a higher combined ratio than the broader P&C industry in each of the last five years. In 2019, the commercial auto combined ratio of 114.0% marked the ninth consecutive year that the combined ratio has exceeded the 100% threshold despite 34 quarters of rate increases. Frequency and severity have served as a drag on profitability and have made the sector less attractive to investors who seek commercial P&C insurance. As a result, these aforementioned factors could serve as a cause for concern and result in reduced levels of subscription interest.

Notwithstanding the macro-environment and the fact that the Company has not yet commenced or completed the subscription offering, precedent demutualization outcomes would typically provide a reasonable level of confidence to potential investors of the likelihood that the Offering can be successfully completed. Eligible Members may show little interest because they may not fully understand what they are purchasing due to the novel nature of the offering, or because Eligible Members may not have a strong affinity with their insurer. Many of ACIC’s Eligible Members may not have an interest in investing for financial reasons because as small businesses that have been particularly affected by the economic effects of the pandemic, they may not have the resources to invest. Their participation is uncertain and could be extremely limited.

Given the numerous uncertainties associated with the Conversion, a discount in excess of a standard new issue discount must be applied to induce potential shareholders to purchase shares and attract a full subscription.

Based on these circumstances, we believe a downward adjustment is appropriate for subscription interest.

Stock Market Conditions

Table VI summarizes the recent performance of various insurance stock indexes maintained by S&P Global Market Intelligence, particularly market indexes that are related to multiline or P&C insurance companies. The SNL U.S. Insurance Index of all publicly traded insurance companies returned 0.85% over the twelve-month period ended December 29, 2020, while the SNL U.S. Insurance P&C Index performed worse with a (1.14%) return over the same period. The insurance indexes (and financial sector in general) lagged the broader market indices, reflected by the performance of the Standard & Poor’s 500 and Russell 3000, which returned 15.36% and 17.96%, respectively, over the last year.

Table VI

Selected Stock Market Index Performance

As of December 29, 2020

	Total Return (%)
	Close	YTD	1 Year
SNL Insurance Indexes
SNL U.S. Insurance	1,185.69	0.55	0.85
SNL U.S. Insurance Underwriter	1,139.64	(0.03)	0.24
SNL U.S. Insurance Broker	2,367.89	6.88	7.41
S&P Insurance	419.40	(5.63)	(4.89)
NASDAQ Insurance	9,966.71	(0.77)	(0.25)
S&P Multi-line Insurance	88.56	(23.37)	(22.84)
SNL Sector Indexes
SNL U.S. Insurance Multiline	190.10	(16.38)	(16.05)
SNL U.S. Insurance P&C	1,015.80	(1.86)	(1.14)
S&P P&C	651.40	1.84	2.65
SNL U.S. Reinsurance	1,141.00	(19.06)	(18.62)
Broad Market Indexes
S&P 500	3,727.04	14.40	15.36
S&P Mid-Cap	2,283.99	10.59	10.71
S&P Small-Cap	1,107.35	8.48	8.44
S&P Financials	482.11	(6.61)	(5.73)
SNL All Financial Institutions	1,028.86	(5.44)	(4.86)
MSCI US IMI Financials	1,738.35	(6.96)	(6.22)
Russell 1000	2,105.45	17.05	18.00
Russell 2000	1,959.36	17.55	17.43
Russell 3000	2,232.01	17.07	17.96

Source: S&P Global Market Intelligence.

Stock market performance is factored into the liquidity of issue discount and stock market volatility is factored into new issue discount. Therefore, we conclude that no adjustment is warranted for the Stock Market Conditions.

Dividend Outlook

When reviewing a company from an investment perspective, investors will consider a company’s capital base and its ability to pay future dividends. The payment of dividends on Common Stock will be subject to determination and declaration by a company’s board of directors and generally depends upon its financial condition, operating results, future prospects, and regulatory constraints.

Eight of the twelve companies in the Guideline Group currently pay regular dividends and 67.2% of the Public P&C Insurance Group regularly pay dividends. Companies with new stock issues generally appear to defer dividends after the Offering and elect to choose alternative capital deployment strategies.

Although the Company may have the capacity to make dividend payments following a successful Offering, the Company’s management currently has no intention to pay dividends to shareholders. ACIC’s lack of plans to pay a dividend and the limits on dividend capacity caused by the need to retain capital for future growth and potential losses could serve as a reason for a downward valuation adjustment. Nevertheless, companies with new stock issues generally appear to defer dividend payments pending the post-offering determination of alternative deployment strategies and the development of seasoned trading patterns.

In conclusion, because the Company has not established a formal policy or committed to paying dividends at any point following the Offering, and because its capacity to do so is uncertain pending execution of management’s business plan and the performance of the commercial auto market post-pandemic, we believe that investors will take note of the relatively low chances of being paid a dividend. Therefore, we have concluded that a downward adjustment is warranted at the present time for purposes of dividend outlook.

New Issue Discount

A “new issue” discount that reflects investor concerns and investment risks inherent in all IPOs is a factor to be considered for purposes of valuing companies converting from mutual-to-stock form. The necessity to build a new issue discount into the stock price of a converting insurance company relates to uncertainty among investors. In this regard, investors are concerned about the lack of a seasoned trading history for the converting company, its operation in an intensely competitive industry, underlying concerns regarding interest rate and economic recovery trends, recent volatility in the stock market, and the ever-changing landscape of competitors.

We therefore believe that a downward adjustment is warranted for new issue in the pricing of the Appraised Value.

Summary of Adjustments

Based on the market value adjustments discussed above, the Appraised Value should reflect the following valuation adjustments relative to the Guideline Group:

Table VII

Summary of Adjustments
Discount Factor	Adjustment
Size	Downward
Earnings Prospects	Downward
Management	No Adjustment
Liquidity of Issue	Downward
Subscription Interest	Downward
Stock Market Conditions	No Adjustment
Dividend Outlook	Downward
New Issue	Downward

Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. On the whole, we conclude that the Company’s pro forma valuation should be discounted relative to the Guideline Group. We have concluded that a discount of approximately 40% at the midpoint based on the price-to-book valuation metric is reasonable and appropriate for determining the Appraised Value relative to the Guideline Group’s trading ratios.

Valuation Approach

In determining the Appraised Value of the Company, we have employed the guideline market valuation approach and considered the following pricing ratios: price-to-book value per share (“P/B”), price-to-earnings per share (“P/E”), price-to-assets (“P/A”) and price-to-tangible book value per share (“P/TB”). We believe price-to-book value is the primary determinant of an investor’s interest in a Subscription Rights conversion of an insurance company. The other multiples mentioned above (P/E, P/A, and P/TB) are of secondary value in determining interest in, and the value of, a Subscription Rights conversion. Table VIII displays the trading market price valuation ratios of the Guideline Group as of close of trading on December 29, 2020, the last trading day prior to the date of the Appraisal. Table VIII also includes volatility data utilized in connection with Boenning’s estimate of the value of the individual Subscription Rights granted to policyholders as defined in the Plan and included in Section VI of this Appraisal. Table XIII displays the pro forma assumptions and calculations utilized in analyzing the Company’s valuation ratios. In reaching our conclusions, we evaluated the relationship of the Company’s pro forma valuation ratios relative to the Guideline Group’s market valuation data.

Table VIII

		12/29/20 Stock Price ($)	52-Week Range ($)	Market Capitalization ($000s)	Price /					Dividend Yield (%)	Volatility
Company Name	Ticker				LTM EPS (x)	BVPS (%)	TBVPS (%)	Assets (%)	LTM Revenue (%)		2018 (%)	2019 (%)	1-Year (%)	6-Month (%)	90-Day (%)
Mercury General Corp.	MCY	51.44	34.15 – 53.70	2,847,600	11.8	149.8	154.1	46.3	76.9	4.9	31.5	24.4	42.8	24.3	23.9
Horace Mann Educators Corp.	HMN	41.42	31.30 – 45.66	1,715,322	13.8	100.0	114.3	13.2	132.9	2.9	24.1	21.9	50.3	31.7	33.2
State Auto Financial Corp.	STFC	17.64	12.18 – 31.73	773,298	NM	81.9	81.9	25.2	54.9	2.3	25.0	18.8	73.4	46.9	49.3
Safety Insurance Group Inc.	SAFT	77.65	67.16 – 95.74	1,156,496	10.3	138.0	138.0	56.5	138.5	4.6	19.5	18.9	41.9	26.0	27.1
United Fire Group Inc.	UFCS	24.69	19.12 – 46.73	618,021	NM	75.3	76.0	20.3	58.8	2.4	26.3	27.2	66.5	49.9	52.4
Protective Insurance Corp.	PTVC.B	13.68	10.23 – 16.56	195,157	29.8	56.6	56.6	11.9	42.7	2.9	22.9	28.9	63.9	43.4	42.8
Kingstone Companies Inc.	KINS	6.62	4.03 – 8.29	70,670	NM	79.1	79.6	21.6	52.7	2.4	37.8	41.1	61.1	39.4	34.5
Positive Physicians Hldgs Inc	PPHI	9.50	6.00 – 14.00	34,347	NM	46.2	46.2	22.3	156.0	0.0	NA	44.4	105.7	145.0	170.8
ICC Holdings	ICCH	14.02	9.60 – 14.45	46,172	15.3	67.9	67.9	25.7	84.4	0.0	23.9	28.6	39.5	21.6	19.3
National Security Group Inc.	NSEC	11.24	10.14 – 16.95	28,448	NM	60.4	60.4	18.3	42.7	2.1	38.0	67.3	70.7	61.2	58.2
Conifer Holdings Inc.	CNFR	2.65	2.18 – 4.09	25,648	NM	60.2	61.7	9.9	26.0	0.0	64.8	58.0	82.3	80.6	64.5
Unico American Corp.	UNAM	4.66	4.00 – 7.70	24,722	NM	66.7	66.7	18.6	76.3	0.0	42.1	44.3	87.5	76.8	64.8
Minimum				24,722	10.3	46.2	46.2	9.9	26.0	0.0	19.5	18.8	39.5	21.6	19.3
25th Percentile				32,872	11.8	60.4	61.4	17.0	50.2	0.0	24.0	23.8	48.4	30.2	31.7
Mean				627,992	16.2	81.9	83.6	24.1	78.6	2.1	32.4	35.3	65.5	53.9	53.4
50th Percentile				132,913	13.8	71.6	71.9	20.9	67.5	2.3	26.3	28.8	65.2	45.2	46.0
75th Percentile				869,098	15.3	86.4	90.0	25.3	96.5	2.9	37.9	44.4	75.6	65.1	59.8
Maximum				2,847,600	29.8	149.8	154.1	56.5	156.0	4.9	64.8	67.3	105.7	145.0	170.8

Source:	S&P Global Market Intelligence as of December 29, 2020

As of December 29, 2020, the median P/B ratio for the Guideline Group was 71.6%. In consideration of the foregoing analysis along with the additional adjustments discussed in this chapter and the assumptions summarized in Exhibit XII, we have determined a pro forma midpoint value of $26.6 million for the Company on a fully-converted basis, which implies an aggregate midpoint pro forma P/B ratio of 46.5%. Applying a range of value of 15% above and below the midpoint, the resulting minimum of $22.6 million implies a P/B ratio of 41.7% and the resulting maximum of $30.6 million implies a P/B ratio of 50.8%. The Company’s P/B valuation ratios reflect a discount to the Guideline Group’s median ratio of 71.6%, measuring 29.1% at the valuation maximum, 35.1% at the valuation midpoint, and 41.8% at the valuation minimum. The Company’s pro forma P/B valuation ratios reflect discounts to the Guideline Group’s mean ratio of 81.9%, measuring 38.0% at the valuation maximum, 43.2% at the valuation midpoint, and 49.1% at the valuation minimum.

Based on the P/TB measure, the Company’s pro forma midpoint valuation of $26.6 million reflects a P/TB ratio of 46.5%, ranging from 41.7% at the minimum to 50.8% at the maximum. The Company’s pro forma P/TB valuation ratios reflect discounts to the Guideline Group’s median ratio of 71.9%, measuring 29.4% at the valuation maximum, 35.4% at the valuation midpoint, and 42.0% at the valuation minimum. The Company’s P/TB valuation reflects discounts to the Guideline Group’s mean ratio of 83.6%, measuring 39.3% at the valuation maximum, 44.4% at the valuation midpoint, and 50.1% at the valuation minimum.

Based on the P/A measure, the Company’s pro forma midpoint valuation of $26.6 million reflects a P/A ratio of 24.8%, ranging from 21.7% at the minimum to 27.7% at the maximum. The Company’s pro forma P/A valuation ratios reflect a premium to the Guideline Group’s median ratio of 20.9%, measuring a premium of 32.5% at the valuation maximum, a premium of 18.5% at the valuation midpoint, and a premium of 3.6% at the valuation minimum. The Company’s P/A valuation ratios reflect a premium/discount to the Guideline Group’s mean ratio of 24.1%, measuring a premium of 14.9% at the valuation maximum, a premium of 2.7% at the valuation midpoint, and a discount of 10.2% at the valuation minimum.

Boenning believes the P/E metric is not a useful tool for comparison in this Appraisal due to the majority of the companies in the Guideline Group reporting negative LTM earnings. While Amalgamated reported positive LTM earnings, it was driven by an abnormally low loss ratio as a result of the substantial decrease in loss frequency and severity in the commercial auto industry driven by the Covid-19 pandemic. Furthermore, as previously stated, the price to book value is the primary determinant of value for an insurance company. Due to this, a P/E comparative analysis would not be meaningful. Boenning notes that the implied pro forma P/E ratio at the midpoint, 12.2x, falls within the range of P/E multiples established by the Guideline Group.

In our opinion, the levels of discounts described above are appropriate to reflect the previously discussed adjustments for size, earnings prospects, liquidity of the issue, lack of subscription interest, dividend outlook and the new issue discount. The Company’s ability to deploy the excess capital profitably and to generate growth and improved returns on equity constitutes a significant operating challenge in the highly competitive P&C insurance marketplace in which the Company strives to overcome its relative lack of scale, critical mass, and diversification in its fundamental business model.

Valuation Conclusion

It is our opinion that, as of December 30, 2020, the Appraised Value of the shares to be issued immediately following the Offering was within the Valuation Range of $22.6 million to $30.6 million, with a midpoint of $26.6 million. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase from the midpoint to establish the maximum. Exhibits XII and XIII shows the assumptions and calculations utilized in determining the Company’s Valuation Range.

VI.	Subscription Rights Valuation

As you requested, Boenning completed and hereby provides its view as to the value, in connection with potential repurchases thereof from policyholders, of the individual Subscription Rights granted to policyholders as defined in the Plan (subject to the assumptions and conditions set forth herein, the “Subscription Rights Value”). To estimate the Subscription Right Value issued to Eligible Members in the Offering on that basis, Boenning used the Black-Scholes option pricing model because (i) it is mandated as the valuation tool by the Plan and (ii) it is a widely utilized and accepted means of valuing options, as well as financial instruments and investments that have similar economic characteristics as those of options. This methodology was also utilized in the one previous subscription rights demutualization that Boenning was able to identify that utilized a similar repurchase of subscription rights granted to policyholders (Nodak Mutual Insurance Company, “Nodak”). The Black-Scholes model is represented by the formula below:

Where:

C = Current value of the call option

S = Current value of the underlying asset

K = Strike price of the option

t = Life to expiration of the option

r = Riskless interest rate corresponding to the life of the option

s2 = Variance in the ln(value) of the underlying asset

The five inputs utilized in the Black-Scholes Model valuing the Subscription Rights of the Offering were based on the following assumptions and methods:

1.

Current Stock Price: $10.00 per share—As stated in the Plan, the Purchase Price for Common Stock in the Offering will be $10.00 per share and will be uniform for all purchasers in the Offering. Therefore, for purposes of the Black-Scholes model, the price of the underlying stock is $10 per share and the exercise price is also equal to $10 per share.

2.

Strike Price: $10.00 per share—As stated in the Plan, the Purchase Price for Common Stock in the Offering will be $10.00 per share and will be uniform for all purchasers in the Offering. Therefore, for purposes of the Black-Scholes model, the price of the underlying stock is $10 per share and the exercise price is also equal to $10 per share.

3.

Time to Maturity: 90 days—As stated in the Plan, the term of the Subscription Rights shall be assumed to be 90 days for the sole purpose of determining their value. Therefore, Boenning utilized 90 days for the time to maturity. Boenning notes that the Nodak transaction referenced above also utilized 90 days.

4.	Risk Free Rate: 0.10%—Boenning used the yield of the 3-month treasury bill as of December 29, 2020 to match the 90-day term mandated by the Plan.

5.	Annualized Volatility: 45.2%—Boenning determined the annualized volatility in the following manner:

a.

Guideline Companies—Boenning used the median volatility of the Guideline Companies shown in Table VIII to estimate the volatility input of the Black-Scholes model under the assumption that the volatility of such companies would be an appropriate approximation of the volatility for Amalgamated (as a non-public entity, Amalgamated does not have trading volatility).

b.

Historical vs. Implied Volatility—Boenning used historical volatility to the determine the volatility input of the Black-Scholes model due to the lack of reliable, liquid call options from which one can obtain the implied volatility for the Guideline Companies (6 of the 12 Guideline Companies do not have call options, and the remaining companies’ call options exhibit very limited liquidity).

c.

Daily Returns—The daily returns were calculated using the natural logarithm of the ratio of the closing price adjusted for dividends to the closing price adjusted for dividends of the prior day. Table XIV shows the pricing data used to calculate daily returns.

d.

Term—The median historical volatility of the Guideline Companies was analyzed for a number of periods to determine an appropriate term for estimating the volatility of Amalgamated. An estimate could utilize several possible time periods for volatility. As shown in Table VIII, the median volatility of the Guideline Companies was at the relatively low levels of 26.3% and 28.8% for 2018 and 2019, respectively. This volatility increased significantly to 65.2% in the year ending on December 29, 2020 due to the high uncertainty precipitated by the pandemic in early 2020. Uncertainty in the market declined in the latter half of the year as the economy recovered from its initial response to the pandemic and progress was made on Covid-19 vaccines, resulting in a median volatility for the Guideline Companies for the 6 months and 90 days ended December 29, 2020 of 45.2% and 46.0%, respectively. While it would not be appropriate to assume that an atypical period of volatility as seen during the onset of the pandemic should comprise a large portion of the data used to calculate the volatility of Amalgamated, it would not be reasonable to assume that the current volatility of the Guideline Companies is in line with the low volatility seen prior to the pandemic in 2018 and 2019. Using a period of trading history that excluded the initial uncertainty over the pandemic’s effects on the economy but included time when the economy was significantly affected by the pandemic could be expected to capture the current uncertainty over the effect of the pandemic on trading and business activity and performance. As a result, Boenning decided to use the median volatility of the 6 months ended December 29, 2020 for the volatility input of the Black-Scholes model.

e.	Annualization—The daily standard deviation was annualized by the square root of 252—the number of trading days in a year.

Based on the factors considered in this report and the results of the Black-Scholes option pricing model incorporating the above assumptions, the Subscription Right Value in the Offering is estimated at $0.89 as of the date of this report.

EXHIBIT I

STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This Appraisal and Subscription Rights Value are subject to the following general assumptions and limiting conditions.

1.

No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements or encumbrances unless otherwise stated.

2.

Information furnished by others, upon which all or portions of this analysis is based, is believed to be reliable, but has not been verified except as set forth in this document. No warranty is given as to the accuracy of such information.

3.	This Appraisal and Subscription Rights Value have been made only for the purpose stated and shall not be used for any other purpose.

4.

Except as specified in our engagement letter, neither Boenning nor any individual signing or associated with this report shall be required by reason of this Appraisal and/or Subscription Rights Value to give further consultation, provide testimony, or appear in court or other legal proceeding.

5.

No responsibility is taken for changes in market conditions, or the impact of epidemic, pandemic, hurricane or any other significant weather event or natural occurrence, war (declared or otherwise), insurrection, terrorism, travel restriction, act of God or other circumstance, foreseen or unforeseen, and no obligation is assumed to revise this Appraisal and Subscription Rights Value to reflect changes, events or conditions which occur subsequent to the date hereof.

6.

The date to which the analysis expressed in this Appraisal and Subscription Rights Value apply is set forth in the letter of transmittal. Our Appraisal and Subscription Rights Value are based on the purchasing power of the United States dollar as of that date.

7.

It is assumed that all required certificates of authority and other licenses, permits, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can readily be obtained or renewed.

8.	Full compliance with all applicable federal, state and local zoning, use, environmental and similar laws and regulations is assumed, unless otherwise stated.

9.	Competent management is assumed.

10.	The Appraisal and Subscription Rights Value are predicated on the financial structure prevailing as of the date of this report.

11.

This Appraisal and Subscription Rights Value are provided solely to and for the sole benefit of the Board of Trustees of the Company and shall not form the basis for any derivative or other suit in the name of the Company or otherwise.

12.

This Appraisal and Subscription Rights Value are based on unaudited GAAP financial data provided by the Company. On the other hand, insurance companies prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by state insurance departments (“SAP”). GAAP operating results and financial data will not match any SAP disclosures that are available, and we have not attempted to reconcile GAAP and SAP disclosures. This Appraisal and Subscription Rights Value assume audited GAAP financial data will be identical to the unaudited financial data utilized herein.

13.	This Appraisal and Subscription Rights Value assume that the final version of the Plan will not be materially different from the draft version of the Plan included in Exhibit XV.

EXHIBIT II

CERTIFICATION

We certify that, to the best of our knowledge and belief:

•	The facts and data reported by the reviewer and used in the review process are true and correct;

•

The analyses, opinions, and conclusions in this Appraisal and Subscription Rights Value are limited only by the assumptions and limiting conditions stated in this document, and are our personal, impartial and unbiased professional analyses, opinions and conclusions;

•

We have no present or prospective interest in the property that is the subject of this Appraisal and Subscription Rights Value, and we have no personal interest or bias with respect to the parties involved;

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results; and

•	Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

Anthony A. Latini, Jr.

James W. Adducci

Raffi Pounardjian

Tom Haldeman

December 30, 2020

Exhibit III

Overview of Boenning

Founded in 1914, Pennsylvania based Boenning & Scattergood, Inc. is one of the oldest independent securities, asset management and investment banking firms in the region, providing individual, institutional, corporate and municipal clients a full complement of financial services including equity research, investment banking, public finance, asset management as well as equity and fixed income sales and trading.

Background of Appraisers

Anthony A. Latini, Jr., CFA – Managing Director

Tony leads the firm’s insurance practice and has over 30 years of experience with the property/casualty and life segments. His merger & acquisition transaction experience includes in excess of $2 billion in transaction value and he has assisted in raising over $1 billion in debt and junior capital. Prior to joining Boenning & Scattergood, Mr. Latini was Managing Director of Curtis Financial Group’s financial services industry group. He has also held positions at Berwind Financial L.P., Evans & Company, Inc. and CoreStates Financial Corp. Tony received his Bachelor of Science degree in Economics with a concentration in Finance from the Wharton School of the University of Pennsylvania. He holds the Chartered Financial Analyst designation and the FINRA Series 7, 24, 63, and 79 licenses. Tony has experience working on over fifteen demutualizations.

James W. Adducci – Managing Director

James has 20 years of investment banking experience working with public and private companies executing exclusive sale assignments, buy-side transactions, financings and various other strategic advisory assignments. James has completed transactions totaling more than $2 billion in value. James has been involved with multiple deals involving companies in the insurance sector. Prior to joining Boenning in 2004, James worked in the diversified industrials group at Dresdner Kleinwort in New York where he focused on cross-border M&A transactions. James received his BA in Economics from Carleton College. He is registered with FINRA and holds the Series 7 and 63 licenses. James has experience working on ten demutualizations.

Raffi Pounardjian – Vice President

Raffi joined Boenning & Scattergood in 2018 as an Associate. Raffi supports senior-level team members by preparing offering documents, financial models, marketing materials and market research. Prior to joining Boenning, Raffi was an Associate Director in UBS Investment Bank’s Financial Institutions Group with a focus on banks, insurance, specialty finance and Latin America coverage. He previously worked as a Financial Analyst for PNC Financial Services Group and National City Corporation before its acquisition by PNC. Raffi earned a BS and an MS in Finance from Case Western Reserve University and an MBA with a specialization in Banking and Business Law from the Stern School of Business at New York University. He is registered with FINRA and holds the Series 79 and 63 licenses. Raffi has worked on two previous demutualization transactions.

Tom Haldeman – Analyst

Tom joined Boenning & Scattergood in 2019 after working as an Analyst in Wells Fargo’s Corporate & Investment Banking Group, where he worked on raising capital for clients in the insurance and asset management industries. As part of the Investment Banking Group, Tom has primarily worked on transactions including merger & acquisition advisory and capital raises. Tom received his BS degree from Villanova University with a concentration in Finance, as well as a minor in Management Information Systems. He is registered with FINRA, holds the Series 79 and 63 licenses, and this engagement represents his second demutualization transaction.

Exhibit IV

Amalgamated Casualty Insurance Company

Statutory Balance Sheet — ($000s)

	2015	2016	2017	2018	2019	Q3’20 YTD
Assets
Investments:
Bonds	31,624	36,794	36,481	34,959	31,832	30,641
Preferred Stocks	700	605	973	2,037	2,026	2,104
Common Stocks	4,565	5,056	3,915	997	989	1,202
Real Estate	9,892	—	—	—	—	—
Cash & Short Term Investments	3,580	1,020	2,235	1,041	3,169	3,308
Other Investments	8	8,446	10,392	12,036	11,809	11,829

Total Cash & Investments	50,369	51,921	53,996	51,070	49,825	49,084
Other Assets	2,839	4,824	5,715	4,577	5,671	4,095
Total Assets	53,208	56,744	59,711	55,647	55,496	53,179

Liabilities
Loss Reserves	4,735	5,028	6,241	9,117	9,499	8,016
Loss Adjustment Expense Reserves	1,093	1,202	1,864	2,759	2,083	1,906

Total Loss & LAE Reserves	5,828	6,230	8,106	11,877	11,582	9,922
Unearned Premium Reserve	1,666	3,691	5,189	4,383	5,250	3,431
Other Liabilities	3,668	4,001	3,798	3,172	3,479	3,514

Total Liabilities	11,162	13,923	17,093	19,431	20,310	16,868

Capital and Surplus
Unassigned Surplus	41,971	42,821	42,618	36,216	35,186	36,312
Other Including Gross Contributed	75	—	—	—	—	—

Total Capital and Surplus	42,046	42,821	42,618	36,216	35,186	36,312

Total Liabilities & Capital and Surplus	53,208	56,744	59,711	55,647	55,496	53,179

Exhibit V

Amalgamated Casualty Insurance Company

Statutory Statements of Income — ($000s)

	2015	2016	2017	2018	2019	Q3’20 LTM
Underwriting Revenue
Personal P&C Direct Premiums	1,132	1,504	1,654	1,402	1,380	731
Commercial P&C Direct Premiums	8,102	10,640	12,367	10,787	11,748	6,740

Direct Premiums Written	9,234	12,144	14,022	12,190	13,128	7,472
Net Reinsurance Premiums	270	688	617	521	533	284

Net Premiums Written	8,964	11,456	13,404	11,669	12,595	7,188
Change in U/E Premiums Reserve	1,403	1,945	1,498	(806)	867	(2,070)

Net Premiums Earned	7,562	9,511	11,906	12,476	11,728	9,258

Losses and LAE Incurred	6,150	6,735	11,428	14,250	8,829	3,916
Other Underwriting Expense Incurred	2,914	3,337	4,449	5,142	5,480	4,444

Net Underwriting Gain (Loss)	(1,502)	(561)	(3,971)	(6,916)	(2,580)	898

Net Investment Income	629	970	841	1,371	1,516	1,474
Net Realized Capital Gains (Losses)	2,571	4	372	690	(214)	(240)
Finance Service Charges	11	39	47	61	93	88
All Other Income	0	1	2	1	(27)	(160)

Net Income after capital gains (loss) before tax	1,708	453	(2,709)	(4,793)	(1,212)	2,060
Federal Income Tax	—	3	—	—	—	—

Net Income	1,708	450	(2,709)	(4,793)	(1,212)	2,060

Loss Ratio (%)	81.3	70.8	96.0	114.2	75.3	42.3
Expense Ratio (%)	32.5	29.1	33.2	44.1	43.5	61.8
Combined Ratio (%)	113.8	99.9	129.2	158.3	118.8	104.1

Exhibit VI

Amalgamated Casualty Insurance Company

Statutory Balance Sheet — Common Size (%)

	2015	2016	2017	2018	2019	Q3’20 YTD
ASSETS
Investments:
Bonds	59.44	64.84	61.10	62.82	57.36	57.62
Preferred Stocks	1.32	1.07	1.63	3.66	3.65	3.96
Common Stocks	8.58	8.91	6.56	1.79	1.78	2.26
Real Estate	18.59	—	—	—	—	—
Cash & Short Term Investments	6.73	1.80	3.74	1.87	5.71	6.22
Other Investments	0.02	14.88	17.40	21.63	21.28	22.24

Total Cash & Investments	94.66	91.50	90.43	91.77	89.78	92.30
Other Assets	5.34	8.50	9.57	8.23	10.22	7.70
Total Assets	100.00	100.00	100.00	100.00	100.00	100.00

LIABILITIES
Loss Reserves	8.90	8.86	10.45	16.38	17.12	15.07
Loss Adjustment Expense Reserves	2.05	2.12	3.12	4.96	3.75	3.58

Total Loss & LAE Reserves	10.95	10.98	13.57	21.34	20.87	18.66
Unearned Premium Reserve	3.13	6.50	8.69	7.88	9.46	6.45
Other Liabilities	6.89	7.05	6.36	5.70	6.27	6.61

Total Liabilities	20.98	24.54	28.63	34.92	36.60	31.72

CAPITAL AND SURPLUS
Unassigned Surplus	78.88	75.46	71.37	65.08	63.40	68.28
Other Including Gross Contributed	0.14	—	—	—	—	—

Total Capital and Surplus	79.02	75.46	71.37	65.08	63.40	68.28

TOTAL LIABILITIES AND CAPITAL AND SURPLUS	100.00	100.00	100.00	100.00	100.00	100.00

Exhibit VII

Amalgamated Casualty Insurance Company

Statutory Statements of Income — Common Size (%)

	2015	2016	2017	2018	2019	Q3’20 LTM
Underwriting Revenue
Personal P&C Direct Premiums	14.97	15.81	13.90	11.24	11.77	7.89
Commercial P&C Direct Premiums	107.15	111.87	103.87	86.47	100.17	72.81

Direct Premiums Written	122.12	127.68	117.76	97.71	111.94	80.71
Net Reinsurance Premiums	3.58	7.23	5.18	4.17	4.55	3.07

Net Premiums Written	118.55	120.45	112.58	93.54	107.39	77.64
Change in U/E Premiums Reserve	18.55	20.45	12.58	(6.46)	7.39	(22.36)

Net Premiums Earned	100.00	100.00	100.00	100.00	100.00	100.00

Losses and LAE Incurred	81.33	70.81	95.98	114.22	75.28	42.31
Other Underwriting Expense Incurred	38.53	35.08	37.37	41.22	46.72	48.00

Net Underwriting Gain (Loss)	(19.87)	(5.90)	(33.35)	(55.44)	(22.00)	9.69

Net Investment Income	8.31	10.20	7.06	10.99	12.93	15.92
Net Realized Capital Gains (Losses)	34.00	0.04	3.12	5.53	(1.82)	(2.59)
Finance Service Charges	0.14	0.41	0.40	0.49	0.79	0.95
All Other Income	0.00	0.01	0.02	0.01	(0.23)	(1.73)

Net Income after capital gains (loss) before tax	22.59	4.76	(22.75)	(38.42)	(10.34)	22.25
Federal Income Tax	—	0.03	—	—	—	—

Net Income	22.59	4.73	(22.75)	(38.42)	(10.34)	22.25

Exhibit VIII

Amalgamated Casualty Insurance Company

Statutory Balance Sheet — Growth Analysis (%)

	2016	2017	2018	2019	Q3’20 YTD	‘15–‘19 CAGR
ASSETS
Investments:
Bonds	16.35	(0.85)	(4.17)	(8.94)	(7.35)	0.16
Preferred Stocks	(13.57)	60.87	109.33	(0.55)	7.84	30.43
Common Stocks	10.77	(22.56)	(74.53)	(0.84)	47.69	(31.78)
Real Estate	(100.00)	—	—	—	—	(100.00)
Cash & Short Term Investments	(71.51)	119.11	(53.42)	204.38	9.00	(3.00)
Other Investments	NM	23.04	15.82	(1.88)	0.34	513.94

Total Cash & Investments	3.08	4.00	(5.42)	(2.44)	(2.95)	(0.27)
Other Assets	69.90	18.47	(19.91)	23.91	(47.86)	18.89
Total Assets	6.65	5.23	(6.81)	(0.27)	(8.18)	1.06

LIABILITIES
Loss Reserves	6.18	24.13	46.09	4.19	(28.78)	19.01
Loss Adjustment Expense Reserves	10.02	55.06	47.98	(24.52)	(16.27)	17.49

Total Loss & LAE Reserves	6.90	30.10	46.52	(2.48)	(26.61)	18.73
Unearned Premium Reserve	121.60	40.58	(15.53)	19.78	(57.28)	33.24
Other Liabilities	9.08	(5.08)	(16.49)	9.69	2.05	(1.32)

Total Liabilities	24.73	22.77	13.68	4.53	(31.03)	16.14

CAPITAL AND SURPLUS
Unassigned Surplus	2.03	(0.47)	(15.02)	(2.84)	6.50	(4.31)
Other Including Gross Contributed	(100.00)	—	—	—	—	(100.00)

Total Capital and Surplus	1.84	(0.47)	(15.02)	(2.84)	6.50	(4.36)

TOTAL LIABILITIES AND CAPITAL AND SURPLUS	6.65	5.23	(6.81)	(0.27)	(8.18)	1.06

Exhibit IX

Amalgamated Casualty Insurance Company

Statutory Statements of Income — Growth Analysis (%)

	2016	2017	2018	2019	Q3’20 LTM	‘15–‘19 CAGR
Underwriting Revenue
Personal P&C Direct Premiums	32.80	10.02	(15.23)	(1.57)	(71.97)	5.08
Commercial P&C Direct Premiums	31.32	16.23	(12.77)	8.90	(67.08)	9.73

Direct Premiums Written	31.50	15.46	(13.06)	7.70	(67.61)	9.19
Net Reinsurance Premiums	154.33	(10.25)	(15.62)	2.38	(71.62)	18.50

Net Premiums Written	27.80	17.01	(12.94)	7.93	(67.43)	8.87
Change in U/E Premiums Reserve	38.68	(22.99)	NM	NM	NM	(11.33)

Net Premiums Earned	25.78	25.19	4.78	(5.99)	(37.69)	11.60

Losses and LAE Incurred	9.51	69.69	24.69	(38.04)	(80.32)	9.46
Other Underwriting Expense Incurred	14.53	33.34	15.57	6.57	(34.25)	17.11

Net Underwriting Gain (Loss)	NM	NM	NM	NM	NM	NM

Net Investment Income	54.33	(13.32)	63.07	10.55	(5.49)	24.62
Net Realized Capital Gains (Losses)	(99.86)	NM	85.49	NM	NM	NM
Finance Service Charges	267.27	21.06	27.86	53.72	(11.46)	71.94
All Other Income	447.20	183.63	(30.57)	NM	NM	NM

Net Income after capital gains (loss) before tax	(73.49)	NM	NM	NM	NM	NM
Federal Income Tax	—	(100.00)	—	—	—	—

Net Income	(73.66)	NM	NM	NM	NM	NM

Exhibit X

Amalgamated Casualty Insurance Company

Consolidated Balance Sheet — GAAP Basis

(in thousands of dollars)	2019	Q3’20 YTD
Assets
Investments:
Bonds	34,095	33,269
Equities	1,630	2,045
Real Estate	32,451	31,877
Other Invested Assets	2,671	2,867
Cash & Short Term Investments	3,937	3,749

Total Cash & Investments	74,784	73,807
Premiums and Other Receivables	5,188	3,758
Reinsurance Recoverable	885	1,202
Deferred Acquisition Costs	218	143
Deferred Rent and Leases in Place	5,308	5,245
Right of Use Asset	3,317	3,121
Other Assets	1,143	1,278

Total Assets	90,843	88,555

Liabilities
Losses and Loss Adjustment Expenses	12,415	11,119
Unearned and Advance Premiums	5,461	3,566
Notes Payable	28,353	28,487
Accrued Expenses	1,555	1,116
Other liabilities	5,504	5,009

Total Liabilities	53,289	49,296

Equity
AOCI	(945)	(618)
Retained Earnings	37,715	39,113
Minority Interest	784	763

Total Equity	37,554	39,258

Total Liabilities and Equity	90,843	88,555

Exhibit XI

Amalgamated Casualty Insurance Company

Consolidated Statements of Operations — GAAP Basis

(in thousands of dollars)	2019	3Q’20 LTM
Revenues
Direct Premiums Written	13,128	7,472
Net Premiums Written	12,595	7,188
Net Premiums Earned	11,728	9,258
Net Investment Income	1,259	880
Net Realized Investment Gains (Losses)	(214)	(240)
Net Unrealized Gains (Losses) on Equity Securities	185	185
Service Fee Income	93	88
Other Income (Losses)	(25)	(159)

Total Revenues	13,027	10,012

Expenses
Losses and Loss Adjustment Expenses	8,829	3,916
Policy Acquisition Costs and Other Operating Expenses	5,629	4,205
Other Expenses	0	0

Total Expenses	14,458	8,122

Income (Loss) Before Income Taxes	(1,430)	1,890
Income Tax Expense (Benefit)	(305)	(124)
Net Income (Loss) Attributable to Minority Interest	(23)	(29)

Net Income (Loss)	(1,102)	2,043
Other Comprehensive (Loss) Income	1,148	465

Comprehensive (Loss) Income	46	2,508

Performance Ratios:
Losses and loss adjustment expenses ratio (%) (1)	75.3	42.3
Expense ratio (%) (2)	44.7	58.5
Combined ratio (%) (3)	120.0	100.8
Return on average equity (%)	(2.9)	5.3
Statutory Data:
Statutory net income (loss)	(1,212)	2,060
Statutory surplus	35,186	36,312
Ratio of net premiums written to statutory surplus	0.4x	0.2x

(1)	Calculated by dividing losses and loss adjustment expenses by net premiums earned.
(2)	Calculated by dividing amortization of deferred policy acquisition costs and net underwriting and administrative expenses by net premiums written.
(3)	The sum of the losses and loss adjustment expenses ratio and the underwriting expense ratio. A combined ratio of less than 100% means a company is making an underwriting profit.

Exhibit XII

Amalgamated Casualty Insurance Company

Pro Forma Assumptions for Conversion Valuation

A-1	The initial offering price is $10.00 per share and the number of shares offered is calculated by dividing the Appraised Value by the offering price.

A-2	Conversion and offering expenses were estimated by Company management.

A-3

It is assumed that 9.9% of the shares offered for sale will be acquired by an ESOP. Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The aggregate purchase price of shares of Common Stock to be purchased by the ESOP in the Offering represents unearned compensation and is reflected as a reduction in capital. It is further assumed that the ESOP purchase is funded through cash in the form of an intercompany loan. No reinvestment is assumed on proceeds used to fund the ESOP. The amount of cash used to purchase Common Stock has been reflected as a reduction from gross proceeds to determine the estimated net funds available for reinvestment. The ESOP expense reflects recognition of expense based upon shares committed to be allocated under the ESOP over a 10-year period. For purposes of this calculation, the average market value was assumed to be equal to the initial offering price of $10.00.

A-4	It is assumed that 98% of the Subscription Rights issued to Eligible Members are repurchased in the offering for $0.89 per Subscription Right Value.

A-5

The net investable proceeds are fully invested at the beginning of the applicable period. The net investable proceeds are invested to yield a return of 0.94%, which represents the yield on the 10-year U.S. Treasury bond at market close on December 29, 2020. The effective income tax rate was assumed to be 21.0%, resulting in an after-tax yield of 0.74%.

A-6	No effect has been given in the pro forma equity calculation for the assumed earnings initially on the net proceeds.

A-7	For the earnings per share (“EPS”) calculations, pro forma per share amounts have been computed by dividing pro forma amounts by the total outstanding number of shares of stock.

A-8	For the book value calculations, pro forma per share amounts have been computed by dividing pro forma amounts by the total outstanding number of shares of stock.

Exhibit XIII Pro Forma Conversion Valuation Range—Full Conversion Basis (Dollars in Thousands, except per share data)

	Minimum	Midpoint	Maximum
Total implied shares outstanding	2,261,000	2,660,000	3,059,000
Offering price	$10.00	$10.00	$10.00

Implied Gross Proceeds:	$22,610	$26,600	$30,590
Less: estimated expenses	(2,660)	(2,899)	(3,138)

Implied net offering proceeds	19,950	23,701	27,452
Less: Subscription Rights Repurchase	(1,981)	(2,331)	(2,681)
Less: ESOP Plan Purchase	(2,238)	(2,633)	(3,028)
Net investable proceeds	$15,731	$18,737	$21,742

Net Income:
LTM ended 9/30/2020	2,043	2,043	2,043
Pro forma income on net investable proceeds	117	139	161
Pro forma ESOP expense amortization adjustment	(177)	(208)	(239)

Pro forma net income	1,983	1,974	1,965
Pro forma earnings per share	0.97	0.82	0.71
Total Revenue:
LTM ended 9/30/2020	10,012	10,012	10,012
Pro forma revenue on net proceeds, pre-tax	148	176	204

Pro forma total revenue	10,160	10,188	10,217
Pro forma total revenue per share	4.49	3.83	3.34
Common Equity:
Common equity at 9/30/2020	38,495	38,495	38,495
Net offering proceeds	19,950	23,701	27,452
Less: Subscription Rights Repurchase	(1,981)	(2,331)	(2,681)
Less: ESOP plan purchase	(2,238)	(2,633)	(3,028)

Pro forma common equity	54,226	57,232	60,237
Pro forma book value per share	23.98	21.52	19.69
Total Equity:
Total equity at 9/30/2020	39,258	39,258	39,258
Net offering proceeds	19,950	23,701	27,452
Less: Subscription Rights Repurchase	(1,981)	(2,331)	(2,681)
Less: ESOP plan purchase	(2,238)	(2,633)	(3,028)

Pro forma total equity	54,989	57,995	61,001
Tangible Common Equity:
Tangible common equity at 9/30/2020	38,495	38,495	38,495
Net offering proceeds	19,950	23,701	27,452
Less: Subscription Rights Repurchase	(1,981)	(2,331)	(2,681)
Less: ESOP plan purchase	(2,238)	(2,633)	(3,028)

Pro forma tangible common equity	54,226	57,232	60,237
Pro forma tangible book value per share	23.98	21.52	19.69
Total Assets:
Total assets at 9/30/2020	88,555	88,555	88,555
Net offering proceeds	19,950	23,701	27,452
Less: Subscription Rights Repurchase	(1,981)	(2,331)	(2,681)
Less: ESOP plan purchase	(2,238)	(2,633)	(3,028)

Pro forma total assets	104,285	107,291	110,297
Pro forma total assets per share	46.12	40.33	36.06
Pro Forma Ratios (%):
Price / LTM EPS (x)	10.3	12.2	14.1
Price / LTM Revenue	222.5	261.1	299.4
Price / Book Value	41.7	46.5	50.8
Price / Tangible Book Value	41.7	46.5	50.8
Price / Total Assets	21.7	24.8	27.7
Total Equity / Assets	52.7	54.1	55.3
Tangible Equity / Assets	52.7	54.1	55.3

Exhibit XIV Adjusted Closing Price of Guideline Companies ($)

	MCY	HMN	STFC	SAFT	UFCS	PTVC.B	KINS	PPHI	ICCH	NSEC	CNFR	UNAM

12/29/2020	51.44	41.42	17.64	77.65	24.69	13.68	6.62	9.50	14.02	11.24	2.65	4.66
12/28/2020	51.76	41.89	18.19	78.59	25.02	13.64	6.55	9.50	14.30	11.24	2.51	4.52
12/24/2020	51.79	41.74	18.26	77.78	24.53	13.68	6.52	9.50	14.00	11.02	2.58	4.42
12/23/2020	51.38	41.30	18.24	78.27	24.48	13.71	6.65	9.50	14.00	11.02	2.50	4.38
12/22/2020	51.42	40.75	17.71	76.94	23.78	13.90	6.53	9.50	14.00	11.02	2.27	4.45
12/21/2020	51.62	41.35	17.83	78.80	23.87	14.32	6.38	9.50	14.00	11.02	2.23	4.38
12/18/2020	51.10	42.44	18.09	82.73	25.21	14.20	6.33	9.50	14.00	11.02	2.33	4.53
12/17/2020	51.23	43.48	17.72	81.98	24.96	14.68	6.34	9.50	14.45	10.29	2.30	4.71
12/16/2020	51.61	43.63	17.90	82.82	25.63	14.51	6.26	9.50	14.00	10.14	2.30	4.76
12/15/2020	51.36	43.59	18.13	82.30	25.82	14.79	6.29	9.50	14.00	11.00	2.36	4.78
12/14/2020	49.83	42.69	17.57	79.40	25.18	14.54	6.22	9.50	13.93	10.91	2.33	5.40
12/11/2020	46.18	42.37	17.02	77.59	24.02	14.30	6.18	9.50	13.93	11.94	2.44	4.81
12/10/2020	45.95	42.42	16.96	77.38	24.11	14.49	5.84	9.50	13.93	11.94	2.35	4.80
12/9/2020	45.41	41.82	16.83	76.87	23.70	14.26	5.98	9.50	13.93	11.50	2.29	4.81
12/8/2020	44.66	41.16	16.47	76.09	23.83	14.36	6.02	9.50	13.87	11.15	2.32	4.85
12/7/2020	44.35	40.47	16.32	75.49	23.71	14.16	6.22	9.50	14.00	11.15	2.36	4.98
12/4/2020	45.03	40.69	16.67	75.52	24.26	14.64	6.40	9.50	14.00	11.15	2.37	4.89
12/3/2020	44.56	39.56	15.64	73.77	22.86	14.15	6.37	9.50	14.00	12.24	2.44	5.00
12/2/2020	44.36	39.84	15.62	72.35	22.85	14.15	6.40	8.00	14.00	12.00	2.49	4.89
12/1/2020	44.45	40.11	15.61	72.11	22.69	14.07	6.41	8.00	13.20	12.00	2.40	4.96
11/30/2020	43.91	39.64	14.94	71.25	21.73	14.29	6.60	8.00	13.18	12.00	2.39	4.96
11/27/2020	45.43	40.70	15.35	73.89	23.03	14.93	6.82	8.00	13.00	12.32	2.18	5.00
11/25/2020	45.64	41.44	15.72	74.34	23.75	14.96	6.61	8.00	13.00	12.32	2.25	5.00
11/24/2020	46.08	42.44	16.32	74.13	24.17	14.83	6.53	9.00	13.00	11.54	2.35	5.01
11/23/2020	44.86	41.96	15.77	73.31	23.19	14.60	6.57	10.00	13.00	11.04	2.31	5.00
11/20/2020	44.72	41.32	15.58	73.41	23.18	14.37	6.32	9.00	13.00	11.04	2.39	5.00
11/19/2020	44.61	40.42	15.51	73.07	23.34	14.59	6.62	6.00	13.00	11.04	2.56	5.00
11/18/2020	44.47	40.13	15.64	74.14	23.25	14.15	6.41	6.00	13.00	11.04	2.59	5.00
11/17/2020	44.92	39.69	15.65	74.73	23.78	14.79	6.23	12.90	12.65	12.25	2.63	5.12
11/16/2020	45.81	39.91	16.08	74.71	24.12	14.42	6.13	12.90	12.65	11.18	2.70	5.25
11/13/2020	44.39	39.07	15.16	73.62	23.00	14.07	6.10	12.90	12.20	12.49	2.70	5.27
11/12/2020	43.46	38.16	14.33	72.46	22.39	13.63	6.09	12.90	12.20	12.49	2.75	5.27
11/11/2020	43.12	38.29	14.47	74.29	22.96	13.90	6.05	12.90	12.20	12.49	2.68	5.27
11/10/2020	43.25	39.42	14.60	76.88	23.20	13.90	6.27	12.90	12.20	12.49	2.70	5.27
11/9/2020	42.15	38.15	14.00	72.65	21.54	13.63	6.03	12.90	12.20	12.49	2.66	5.27
11/6/2020	41.19	34.90	12.11	69.30	19.04	13.40	5.91	12.90	12.57	12.49	2.68	5.24
11/5/2020	40.90	35.01	12.36	70.15	19.75	13.40	6.03	12.90	12.57	10.89	2.73	5.24
11/4/2020	40.56	34.47	12.80	69.17	19.00	13.40	5.93	12.90	12.57	11.35	2.73	5.24
11/3/2020	40.67	36.37	13.73	70.81	21.39	13.40	6.06	12.90	12.57	11.35	2.73	5.24
11/2/2020	40.68	34.43	12.66	69.82	20.69	13.39	5.92	13.00	12.57	11.35	2.50	5.24
10/30/2020	40.20	33.67	12.27	69.16	20.41	13.06	5.78	10.00	12.57	11.35	2.51	5.24
10/29/2020	39.75	34.08	12.42	69.16	21.89	13.74	5.97	10.00	12.57	11.35	2.58	5.24
10/28/2020	39.65	34.03	12.50	69.35	21.47	13.21	5.74	10.00	12.57	11.35	2.59	5.24
10/27/2020	39.65	34.43	12.94	68.17	21.70	13.75	5.92	10.00	12.57	11.80	2.68	5.24
10/26/2020	40.53	35.17	13.27	68.81	22.41	13.81	5.92	10.00	12.57	11.80	2.57	5.37
10/23/2020	41.12	35.53	13.64	69.74	22.97	14.01	5.97	10.15	12.57	11.80	2.57	5.49
10/22/2020	41.06	35.36	13.68	68.93	22.76	14.16	5.99	10.15	12.57	11.80	2.52	5.60
10/21/2020	40.31	34.51	13.73	68.25	22.44	14.08	6.01	10.15	12.50	11.80	2.60	5.18
10/20/2020	39.92	34.86	13.66	67.34	21.67	14.29	5.96	10.15	12.50	11.80	2.56	5.18
10/19/2020	39.86	34.89	13.52	66.87	21.33	14.07	5.96	11.00	12.50	11.80	2.61	5.18
10/16/2020	40.84	35.45	13.68	67.85	21.69	14.49	5.95	13.00	12.50	11.80	2.61	5.18
10/15/2020	40.65	34.80	13.30	67.46	21.35	14.39	5.97	14.00	12.50	11.80	2.60	5.46
10/14/2020	40.24	34.17	13.24	66.70	20.97	14.15	5.97	13.95	12.50	11.80	2.60	5.50
10/13/2020	40.39	34.71	13.29	67.39	21.35	14.15	5.99	13.95	12.50	11.80	2.65	5.50
10/12/2020	41.09	35.59	13.74	69.01	22.21	14.70	6.08	13.95	12.50	11.80	2.78	5.50
10/9/2020	40.29	34.00	13.64	67.51	21.12	14.51	5.98	14.00	12.50	11.80	2.79	5.50
10/8/2020	40.29	34.20	13.47	67.18	21.27	14.05	5.98	10.15	12.50	10.84	2.65	5.63
10/7/2020	40.31	34.05	13.51	66.97	20.65	13.80	6.20	10.15	12.03	10.84	2.63	5.63
10/6/2020	40.66	33.92	13.55	66.47	20.39	13.28	6.16	10.15	12.03	10.84	2.79	5.40
10/5/2020	41.09	34.40	13.72	67.58	20.63	13.38	5.98	10.15	11.74	10.84	2.79	5.40
10/2/2020	40.80	33.51	13.35	67.06	20.19	13.01	5.96	10.15	11.75	10.94	2.88	5.40
10/1/2020	40.71	33.23	13.58	66.87	20.12	12.92	5.84	10.15	11.75	11.80	2.88	5.91
9/30/2020	40.85	33.17	13.68	68.26	20.19	13.04	5.85	10.15	11.70	11.69	2.88	6.00
9/29/2020	40.85	33.27	13.78	69.22	20.23	13.20	5.80	10.15	11.70	11.69	2.87	6.00

Exhibit XIV Adjusted Closing Price of Guideline Companies ($)

	MCY	HMN	STFC	SAFT	UFCS	PTVC.B	KINS	PPHI	ICCH	NSEC	CNFR	UNAM

9/28/2020	41.36	33.47	13.83	68.94	20.55	13.49	5.74	10.15	11.74	11.69	3.03	6.00
9/25/2020	40.68	32.76	13.48	66.88	19.64	13.26	5.99	10.15	11.70	11.80	3.03	5.96
9/24/2020	40.66	32.53	13.65	67.34	19.64	13.33	5.78	10.15	11.75	11.80	2.99	5.38
9/23/2020	40.70	32.86	13.29	66.35	19.34	13.24	5.81	10.15	11.75	11.80	2.96	5.48
9/22/2020	41.92	33.14	13.62	67.59	20.30	13.75	6.01	10.15	11.75	11.80	2.76	5.56
9/21/2020	42.19	33.43	13.70	68.40	20.34	13.82	5.93	10.15	11.75	11.80	2.95	5.02
9/18/2020	42.95	33.92	14.28	69.91	21.10	15.49	6.03	10.50	11.65	11.80	2.62	5.08
9/17/2020	43.07	34.70	13.98	69.14	21.47	14.01	6.01	10.50	11.75	11.80	2.51	5.97
9/16/2020	42.54	33.81	14.23	69.04	21.12	13.81	6.00	10.50	11.75	12.73	2.54	5.98
9/15/2020	41.98	33.81	14.12	69.64	21.29	13.80	5.90	10.50	11.82	12.73	2.68	5.51
9/14/2020	43.02	35.15	14.59	70.12	22.15	14.07	5.92	10.15	11.82	12.73	2.69	5.34
9/11/2020	42.86	34.98	14.49	68.94	22.45	13.90	5.77	10.15	11.82	12.40	2.70	5.34
9/10/2020	42.94	35.38	14.69	68.60	23.17	14.24	5.87	10.15	11.65	12.40	2.80	4.81
9/9/2020	43.55	36.77	14.98	69.46	23.64	14.18	5.82	10.15	11.65	12.40	2.80	5.21
9/8/2020	43.12	36.86	15.06	69.43	23.26	13.97	5.66	10.15	11.45	12.40	2.76	5.34
9/4/2020	43.77	38.03	15.72	71.34	23.73	14.62	5.92	10.15	11.45	12.40	2.89	5.00
9/3/2020	43.69	37.75	15.53	71.24	23.64	14.18	6.03	10.15	11.45	12.40	2.89	5.00
9/2/2020	44.41	38.34	16.04	71.88	24.14	14.53	6.07	10.15	11.60	12.40	2.80	5.00
9/1/2020	43.75	38.23	15.73	70.55	24.22	14.40	6.19	10.15	11.37	12.32	2.97	5.28
8/31/2020	43.54	38.46	15.24	71.53	24.68	14.26	5.93	10.15	11.37	12.32	2.87	5.28
8/28/2020	43.79	38.50	16.04	72.29	25.41	14.56	5.96	10.15	11.45	12.32	2.81	4.77
8/27/2020	44.07	38.48	15.91	72.99	25.68	14.15	5.95	10.15	11.37	12.32	2.93	4.77
8/26/2020	43.82	37.63	15.40	72.98	24.56	14.17	5.83	10.15	11.37	11.51	3.12	4.77
8/25/2020	44.08	38.09	16.16	73.25	25.54	14.84	5.70	10.15	11.63	11.51	2.69	4.77
8/24/2020	43.94	38.19	16.30	74.60	25.54	15.32	5.67	10.15	11.63	12.22	2.96	4.77
8/21/2020	43.36	37.28	15.80	73.93	24.95	15.30	5.65	10.15	11.63	12.22	3.08	4.77
8/20/2020	43.54	37.75	16.33	73.73	25.46	15.47	5.55	10.15	11.64	12.22	3.09	4.77
8/19/2020	44.14	37.98	16.57	74.33	25.99	15.23	5.62	10.80	11.64	12.22	3.01	4.90
8/18/2020	44.01	38.26	16.69	74.86	26.22	14.70	5.70	10.80	11.64	11.62	3.08	5.32
8/17/2020	43.62	38.60	16.75	75.55	26.25	14.31	5.68	10.80	11.64	12.40	3.00	5.14
8/14/2020	44.30	39.07	17.10	75.96	26.73	14.65	5.60	10.80	11.37	12.40	3.21	5.21
8/13/2020	44.28	39.25	16.99	76.38	26.88	14.75	5.71	10.80	11.37	12.40	3.40	5.23
8/12/2020	44.35	39.57	17.32	77.99	27.43	14.88	5.74	10.80	11.37	12.56	2.47	5.23
8/11/2020	44.30	39.92	17.48	78.77	27.62	14.59	5.82	11.00	11.15	12.56	2.40	4.44
8/10/2020	44.95	40.36	17.21	78.33	27.54	15.03	5.81	11.00	11.15	11.96	2.38	4.17
8/7/2020	44.37	39.80	17.29	75.27	26.80	15.02	5.46	11.00	11.05	12.09	2.29	4.17
8/6/2020	43.26	38.33	16.79	74.33	25.65	13.88	5.58	11.00	11.05	15.06	2.34	4.42
8/5/2020	43.07	38.18	15.90	74.19	26.02	13.98	5.52	11.00	11.05	15.06	2.34	4.42
8/4/2020	41.79	36.84	15.04	73.25	24.56	13.59	5.58	11.00	11.00	15.06	2.38	4.43
8/3/2020	41.98	37.06	15.26	73.19	24.25	13.56	5.45	11.00	11.00	15.06	2.38	4.43
7/31/2020	41.77	37.00	15.31	73.85	24.87	12.62	5.33	11.00	11.00	15.06	2.38	5.00
7/30/2020	40.69	36.98	15.70	73.14	25.17	13.14	5.37	11.00	11.00	15.06	2.31	5.00
7/29/2020	41.21	37.70	15.74	73.80	25.83	13.78	5.19	11.00	11.37	15.06	2.45	5.00
7/28/2020	40.45	36.91	15.69	73.21	25.85	13.73	5.33	11.00	11.37	15.06	2.45	5.00
7/27/2020	40.27	36.89	15.64	73.37	25.41	14.02	5.23	11.00	11.37	15.06	2.35	5.00
7/24/2020	40.56	37.36	16.20	74.29	26.44	13.98	5.20	10.24	11.25	15.06	2.35	5.00
7/23/2020	40.56	37.97	16.26	74.84	26.88	14.08	5.18	10.24	11.44	15.06	2.35	5.00
7/22/2020	40.25	37.72	16.72	74.94	27.18	14.40	5.35	10.24	11.44	15.06	2.35	4.42
7/21/2020	39.98	38.01	16.83	76.57	27.65	14.79	5.31	10.24	11.44	15.06	2.35	4.42
7/20/2020	39.40	37.37	16.78	74.77	26.68	14.55	5.21	11.43	11.54	15.06	2.43	4.42
7/17/2020	39.86	37.95	17.30	76.48	27.50	14.55	5.07	11.43	11.54	15.06	2.43	5.00
7/16/2020	39.92	38.75	17.56	77.02	27.64	14.51	5.14	11.43	12.07	15.06	2.46	4.24
7/15/2020	39.51	37.96	18.05	77.43	28.16	14.47	5.30	11.43	12.07	14.47	2.35	4.24
7/14/2020	39.19	37.04	17.48	76.32	26.29	14.72	5.11	11.43	12.07	14.47	2.35	4.24
7/13/2020	38.78	36.17	17.13	74.62	25.39	14.23	5.05	11.43	12.00	14.47	2.21	4.24
7/10/2020	39.07	36.24	17.09	74.43	25.46	14.09	5.07	11.43	11.14	14.47	2.63	4.99
7/9/2020	38.00	34.83	16.08	71.49	24.17	13.67	4.94	11.43	11.14	14.47	2.46	5.01
7/8/2020	39.25	35.08	16.12	72.11	25.07	13.52	5.19	11.43	11.14	14.47	2.46	5.06
7/7/2020	38.49	35.00	15.78	72.46	25.11	13.81	4.97	11.43	11.14	14.47	2.46	5.20
7/6/2020	39.90	35.96	16.83	73.29	26.10	14.43	4.35	11.43	11.14	14.47	2.42	5.20
7/2/2020	38.82	35.40	16.91	73.13	26.05	14.22	4.30	11.43	11.14	13.23	2.59	5.20
7/1/2020	38.88	35.18	17.06	73.41	26.26	14.27	4.34	11.43	11.14	13.23	2.59	5.56
6/30/2020	39.66	36.17	17.62	74.43	27.16	14.86	4.36	11.43	11.14	13.23	2.73	5.56

Exhibit XV

Amalgamated Casualty Insurance Company Plan of Conversion

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